   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 1, 1997

                                              Registration No. 333-_________
===========================================================================

                     SECURITIES  AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                             ___________________

                                  FORM SB-2
                           REGISTRATION STATEMENT
                                    UNDER
                         THE SECURITIES ACT OF 1933
                             ___________________

                            EAC INDUSTRIES, INC.
      (Exact name of small business issuer as specified in its charter)

              New York                         2752              21-0702336
   (State or other jurisdiction of (Primary Standard Industrial    (I.R.S.
   incorporation or organization)   Classification Code Number)   Employer
                                                                 Identifica-
                                                                  tion No.)

                            22 BLACKSTONE AVENUE
                        BRANFORD, CONNECTICUT  06405
                               (203) 315-8020
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             PETER B. FRITZSCHE
                    CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            22 BLACKSTONE AVENUE
                        BRANFORD, CONNECTICUT  06405
                               (203) 315-8020
          (Name, address, including zip code, and telephone number,
                 including area code, of agent for service)

                                  Copy to:
                               DANIEL O'ROURKE
                      VEDDER, PRICE, KAUFMAN & KAMMHOLZ
                          222 NORTH LASALLE STREET
                          CHICAGO, ILLINOIS  60601
                               (312) 609-7669

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If the form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /_/

      If the delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. /_/

                                  CALCULATION OF REGISTRATION FEE

 Title of each class of                     Proposed maximum    Proposed maximum      Amount of
    securities to be     Number of Shares    offering price    aggregate offering   Registration
       registered        to be registered       per unit            price (1)            fee


      Common Stock
     $.10 par value          2,283,551            $.22              $502,381            $152


(1)    Estimated solely for purposes of Rule 457.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
===========================================================================

                            EAC INDUSTRIES, INC.
                            --------------------


                              EXPLANATORY NOTE
                              ----------------


This filing with the Securities and Exchange Commission constitutes both a Registration Statement on Form SB-2 under the Securities Act of 1933, as amended, and the filing of preliminary proxy material in connection with the 1997 Annual Meeting of Stockholders and the Company's Annual Report to Stockholders for the Fiscal Year ended January 31, 1997. The final prospectus will be mailed with the proxy and annual report to save costs and expenses. This procedure was confirmed with William H. Carter, Special Counsel, Office of the Chief Counsel, Division of Corporation Finance, Securities and Exchange Commission, Washington, D.C.

PROSPECTUS
                      2,283,551 SHARES OF COMMON STOCK

                            EAC INDUSTRIES, INC.

                          Issuable Upon Exercise of
                     Rights to Subscribe for Such Shares
                             ___________________

      EAC Industries, Inc. (the "Company") is issuing to its stockholders of record ("Recordholders") as of the close of business on October 1, 1997 (the "Rights Record Date") non-transferable rights ("Rights") entitling Recordholders to purchase an aggregate of 2,283,551 shares (the "Underlying Shares") of the Company's Common Stock, par value $.10 per share (the "Common Stock") at an exercise price of $.22 per share (the "Exercise Price"). Recordholders will receive one (1.0) Rights for each share of Common Stock held. No separate certificate evidencing the Rights will be delivered to the Recordholders. No fractional Rights or cash in lieu thereof will be issued or paid by the Company. Pursuant to their subscription privilege, Rightsholders may purchase one full share of Common Stock for each share of Common Stock held (the "Subscription Privilege").
No partial exercise is permitted.

      The Rights will expire at 5:00 p.m., New York City time, on October 31, 1997, unless extended as described herein (the "Expiration Date"). A Recordholder may exercise Rights by delivering his properly completed and executed Rights exercise agreement ("Rights Exercise Agreement"), together with payment in full of the Exercise Price for each Underlying Share subscribed for pursuant to the Subscription Privilege to the offices of the Company by the Expiration Date.

      Peter B. Fritzsche, the Chairman and Chief Executive Officer of the Company and other members of the Board of Directors, as holders of approximately 22% of the currently outstanding shares of Common Stock, have agreed to exercise their Subscription Privileges in full.

      The Common Stock is traded on the over-the-counter market under the symbol EACI. On August ___, 1997, the last full day of trading before the announcement of the Rights Offering, the last reported bid and ask prices of the Common Stock were $______ and $______, respectively. On August ___, 1997, the last full day of trading before the effective date of the Registration Statement, the last reported bid and ask prices of the Common Stock were $_____ and $_____, respectively. The Rights, being non-transferable, will not trade separately and will have no independent value.

      Questions or requests for assistance or for additional copies of this Prospectus may be directed to the Company at (203) 315-8020.
                             ___________________

      FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY RECORDHOLDERS IN CONSIDERING AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS."
                             ___________________

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
             OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                      Exercise    Proceeds to
                                        Price     Company (1)
                                      --------    -----------

                  Per Share. . . .      $.22       $502,381

_______________
(1) Before deduction of estimated expenses of this offering, estimated at $40,000. There is no minimum subscription amount of the offering if not all of the Rights are not exercised.

              The date of this Prospectus is August ___, 1997.

                            AVAILABLE INFORMATION

      The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10007; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.
Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. This information is also available on the Internet at the Commission's website. The address for the website is: http://www.sec.gov. In addition, material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C., 20006.


               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      This Prospectus physically incorporates the Company Notice and Proxy Statement for its 1997 Annual Meeting of Stockholders, the Company's Annual Report to Stockholders for the fiscal year ended January 31, 1997 and the Company's Quarterly Report on Form 10-QSB for the quarterly period ended April 30, 1997. This Prospectus also incorporates by reference certain documents relating to the Company which are not delivered herewith. These documents (other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) are available without charge, on oral or written request by any person to whom this Prospectus is delivered. Written or telephone requests should be directed to the Company to the attention of Peter B. Fritzsche, Chairman of the Board and CEO, 22 Blackstone Avenue, Branford, Connecticut 06405, (203) 315-8020.

      The following documents, which have been filed by the Company with the Commission, are hereby incorporated by reference in this Prospectus:

            (i) The Company's Annual Report on Form 10-KSB for the fiscal year ended January 31, 1997;

            (ii) The Company's Quarterly Report on Form 10-QSB for the quarterly period ended April 30, 1997; and

            (iii) The Company's Current Report on Form 8-K dated August
      ___, 1997.

      All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed documents that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                             PROSPECTUS SUMMARY

      THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE HEREIN.


                                 THE COMPANY

      EAC Industries, Inc., the Company, was organized in 1958 as a New York corporation. The Company is a holding company with three wholly-owned operating subsidiaries, Goodren Products Corporation ("Goodren"), Flexible Printed Products, Inc. ("Flexible") and Athena Packaging, Inc. ("Athena"). Goodren designs and produces point-of-purchase advertising displays and wall decorations on semi-durable plastic. Goodren's major market is consumer product manufacturers and one marketer of children's wall decorations. Flexible produces and prints on plastic, pre-cure in-mold heat transfer labels for the identification and decoration of rubber and silicone hoses, belts and tire patches. Athena produces printed laminated, embossed and hot stamped labels, wraps, seals and decals for the cosmetics, pharmaceutical
and health and beauty aids industries.   Each of these subsidiaries sells
their products to customers throughout the United States.


                     THE RECAPITALIZATION OF THE COMPANY

      At the 1997 Annual Meeting, the stockholders will be asked to approve two related and successive stock splits which will have the effect of cashing out the 28,136 shares of Common Stock owned by 1,080 odd-lot holders (owners of fewer than 100 shares) of the Company's Common Stock (the"Reclassification Proposal"). Such shares will be exchanged for the right to receive cash of $.28125 per share (or $7,913 in total). Assuming approval of the Reclassification Proposal, there will be 2,283,551 shares of Common Stock outstanding as to which Rights will be issued and no Rights will attach to the shares of Common Stock held by odd-lot holders.


                                RECENT EVENTS

                          [To Come, if Appropriate]


                             THE RIGHTS OFFERING



Rights . . . . . . . . . . . .  Each record holder of Common Stock at the close of business on the Rights Record Date ("Recordholders") will receive one
                                (1.0) non-transferable Rights for each share of Common Stock held.  Each Right entitles the holder thereof to purchase from the Company one (1.0) share of Common Stock (an "Underlying
                                Share").  An aggregate of approximately 2,283,551 shares of
                                Common Stock will be sold in this offering upon the exercise of
                                Rights, assuming the exercise of all Rights.  The distribution of Rights and the sale of shares of Common Stock upon the
                                exercise of Rights are referred to herein as the "Rights
                                Offering."

Exercise Price . . . . . . . .  $.22 per share of Common Stock (the "Exercise Price").

Subscription Privilege . . . .  Rights holders ("Holders") are entitled to purchase for the
                                Exercise Price one Underlying Share for each Right held.  See
                                "The Rights Offering--Subscription Privilege."

                                                 3

Potential Termination
of Subscription Privilege. . .  If the Company believes that the issuance of Underlying Shares pursuant to the  Subscription Privilege will be unlawful under the laws of any state, then the Company will have the right to terminate such privileges upon receipt of  advice of counsel to the Company.

Method of Exercising Rights. .  A Recordholder may exercise Rights by properly completing and signing the Rights Exercise Agreement and forwarding such, with payment of the full Exercise Price for each Underlying Share subscribed for on or prior to the Expiration Date.  See "The
                                Rights Offering--Method of Exercising Rights."  No interest will be paid on funds delivered in payment of the Exercise Price.

Rights Record Date . . . . . .  October 1, 1997 which will be a date after the Reclassification
                                Proposal, if approved by the stockholders, will be made
                                effective.  Stockholders of the Company whose shares of Common
                                Stock are converted into the right to receive cash in the
                                Reclassification Proposal will NOT be entitled to Rights with respect to their shares.

Expiration Date. . . . . . . .  5:00 p.m., New York City time, on October 31, 1997, unless extended by the Company at its option.

No Revocation. . . . . . . . .  HOLDERS WHO EXERCISE THEIR RIGHTS WILL NOT BE ENTITLED TO REVOKE
                                THEIR SUBSCRIPTIONS.

Non-transferability. . . . . .  Rights are non-transferable and no separate market for the
                                Rights can exist.

Amendments; Termination. . . .  The Company reserves the right to amend the terms and conditions of the offering made hereby or to terminate the Rights Offering at any time prior to delivery of the shares of Common Stock offered hereby.  See "The Rights Offering--Amendments and
                                Waivers; Termination."

Persons Holding Shares
Through Others . . . . . . . .  Persons holding shares of Common Stock and receiving the Rights distributable with respect thereto through a broker, dealer, commercial bank, trust company or other nominee should promptly contact the appropriate institution or nominee and request it to effect the transactions for them.  See "The Rights Offering--
                                Exercise of Rights."

Certain Tax Consequences . . .  Generally, Recordholders will not recognize any gain or loss upon receipt or exercise of Rights.  See "Certain Federal Income
                                Tax Consequences."

Shares Outstanding . . . . . .  2,311,687 as of August 20, 1997 and 2,283,551 shares assuming completion of the Reclassification Proposal.

Shares Outstanding After
the Rights Offering. . . . . .  4,567,102, assuming that all Rights are exercised (the "Maximum
                                Subscription"); 2,797,530, assuming that no holder other than the members of the Board of Directors of the Company exercise
                                Rights.

Exercise Agent . . . . . . . .  The Company is acting as its own exercise agent.  See "The
                                Rights Offering--Exercise Agent" for addresses and information relating to the delivery of Rights Exercise Agreement and the payment of the Exercise Price.

                                                 4

Use of Proceeds. . . . . . . .  The purpose of the Rights Offering is to strengthen the
                                Company's capital structure and enhance its ability to obtain future financing so as to enable the Company to grow through both internal means and appropriate acquisitions.  The net proceeds to the Company from the sale of the Underlying Shares will be approximately $462,000 if all of the Rights exercised.

Principal Stockholder
and the Board of Directors . .  Peter B. Fritzsche, the Chairman of the Board and Chief
                                Executive Officer of the Company and the holder of approximately
                                20% of the currently outstanding shares of Common Stock, and other members of the Board of  Directors have agreed to exercise their Subscription Privileges in full.

Over-the-Counter
Trading Symbol . . . . . . . .  "EACI."


      See "Risk Factors" for a discussion of certain factors that should be considered by Recordholders in evaluating an investment in Common Stock.


                                  SUMMARY SELECTED FINANCIAL DATA

                                            Year Ended January 31,  Three Months Ended April 30,
                                            ----------------------- ----------------------------
                                               1997       1996            1997        1996
                                               ----       ----            ----        ----

STATEMENT OF OPERATIONS DATA:
Net Sales                                   $5,988,315  $7,659,689    $1,742,656  $1,705,804
Cost of products sold                        4,392,978   5,435,681     1,240,253   1,194,225
Selling, general and administrative
  expenses                                   2,054,633   2,092,565       476,036     549,253
                                            ----------  ----------    ----------  ----------
Gain on Sale of Fixed Assets                   242,000       --            --          --
                                            ----------  ----------    ----------  ----------
     Net (loss) income                      $ (161,270) $  129,195    $   17,947  $  (15,332)
                                            ==========  ==========    ==========  ==========
Loss (income) per common share              $     (.07) $      .06    $      .01  $     (.01)
                                            ==========  ==========    ==========  ==========

                                                April 30, 1997
                                             ---------------------
                                                           As
                                              Actual   Adjusted(1)
                                              ------   -----------
BALANCE SHEET DATA:
Working capital                             $  687,617  $1,142,085
Total assets                                 3,349,632   3,804,100
Total liabilities                            1,513,058   1,513,058
Shareholder's equity                         1,836,574   2,291,042


_______________
(1) To give effect to the Reclassification Proposal and the Rights Offering, assuming the Maximum Subscription.

                                RISK FACTORS

      In addition to the other information included in this Prospectus, the following factors should be considered carefully by each prospective purchaser of the Common Stock.

Current Operations

      The Company realized $17,947 net income during the three months ended April 30, 1997 versus a net loss of $15,332 for the three months ended April 30, 1996. The Company incurred a $161,270 net loss in fiscal 1997 against profits of $129,195 for its 1996 fiscal year. Although the Company is taking action to return itself to profitability, there can be no assurance that the Company will be profitable in future periods. The businesses the Company operates in are intensely competitive.

Leverage

      The Company currently has a significant amount of outstanding indebtedness. At April 30, 1997, the Company had long-term indebtedness (excluding current maturities) of approximately $518,000. The degree to which the Company is leveraged could have important consequences to the Company, including: (i) increased vulnerability to adverse general economic and industry conditions, (ii) impaired ability to obtain additional financing for future working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, and (iii) dedication of a substantial portion of the Company's cash flow from operations to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations and future business opportunities.

Continuation of Net Operating Loss Carryforwards

      The Company currently has net operating loss carryforwards for Federal
income tax purposes of approximately $7 million.   Acquisitions of Common
Stock by persons who are not currently holders of Common Stock, could result in an "ownership change" within the meaning of section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), thereby imposing an annual limitation (the "Section 382 Limitation") on the Company's ability to utilize the net operating loss carryforward to reduce future taxable income. Specifically, in the event of an "ownership change," the Company's utilization of its net operating loss carryforwards would be limited to an annual amount equal to the product of the equity value of the Company at the time of such "ownership change" (subject to reduction with respect to certain recent increases in value) multiplied by the long-term tax-exempt rate as published monthly by the Internal Revenue Service, without extending the expiration date of the net operating loss carryforwards. The long-term tax-exempt rate is currently 5.64%; such rate, however, is subject to change and it is impossible to predict whether the equity value of the Company and such rate will increase or decrease, and to what extent. See "Certain Federal Income Tax Consequences--Tax Consequences to Company."

      The Company does not believe that the issuance of Underlying Shares pursuant to the Subscription Privilege will cause an "ownership change." Notwithstanding the foregoing, the Rights Offering may increase the likelihood that an "ownership change" will occur in the future, and it is impossible for the Company to ensure that such "ownership change," will not occur, in part because the Company has no ability to restrict the acquisition or disposition of Common Stock by persons whose ownership could cause an "ownership change." In addition, the Company may in the future take certain actions which could give rise to an ownership change, if in the exercise of the business judgment of the Company such actions are necessary or appropriate. If an "ownership change" were to occur subsequent to the Rights Offering, the Section 382 Limitation could have a material adverse impact upon the Company's earnings and upon the Company's cash flow.

Dilution of Ownership

      Recordholders who do not exercise their Rights face the possibility that their percentage of ownership in the Company will be diluted by the Rights Offering.

Principal Stockholder

      Peter B. Fritzsche, the Chairman of the Board and CEO of the Company, owns approximately 20% of the currently outstanding shares of Common Stock and has agreed that he will exercise its Subscription Privilege in full. Accordingly, upon consummation of the Rights Offering, Mr. Fritzsche will continue to own at least 20% of the outstanding shares of Common Stock. Depending upon the number of shares subscribed for by others, the percentage of the outstanding Common Stock owned by Mr. Fritzsche upon completion of the Rights Offering will range from approximately 20% (in the event that all stockholders exercise their Rights in full) to approximately 34% if only the members of the Board of Directors other than Mr. Fritzsche exercise.

Dividend Restrictions

      The Company has not paid dividends on the Common Stock for more than ten years. The Company does not expect to pay any cash dividends in the foreseeable future and intends to continue to retain any earnings for the Company's operations. See "Price Range of Common Stock and Dividends" and "Description of Capital Stock--Common Stock."

Market Considerations

      There can be no assurance that the market price of the Common Stock will not decline during the subscription period or that, following the issuance of the Rights and the sale of the Underlying Shares upon exercise of Rights, a subscribing Recordholder will be able to sell shares purchased in the Rights Offering at a price equal to or greater than the Exercise Price. The election of a Recordholder to exercise Rights in the Rights Offering is irrevocable. Moreover, until certificates are delivered, subscribing Recordholders may not be able to sell the shares of Common Stock that they have purchased in the Rights Offering. Certificates representing shares of Common Stock purchased will be delivered as soon as practicable after consummation of the Rights Offering.

      No interest will be paid to Recordholders on funds delivered to the Company pursuant to the exercise of Rights pending delivery of Underlying Shares.

                                 THE COMPANY

      EAC Industries, Inc. is a holding company with three operating subsidiaries: Goodren Products Corporation ("Goodren"), Athena Packaging, inc. ("Athena") and Flexible Printed Products, Inc. ("Flexible"). Goodren designs and provides point-of-purchase advertising displays and wall decorations on semi-durable plastic. Athena produces printed, laminated embossed and hot-stamped labels, wraps, seals and decals for the cosmetics, pharmaceutical and health and beauty aids industries. Flexible produces and prints on plastic, pre-cure in-mold heat transfer labels for the identification and decoration of rubber and silicone hoses, belts and tire patches.

      The Company was incorporated in 1958 under the laws of the State of New York. Its executive offices are located at 22 Blackstone Avenue, Branford, Connecticut 06405, and its telephone number is (203) 315-8020. Further information on the business of the Company is contained in the Annual Report to Stockholders attached hereto and made a part hereof.


                        THE RECLASSIFICATION PROPOSAL

      At the 1997 Annual Meeting, the stockholders will be asked to approve two related and successive stock splits which will have the effect of cashing out the 28,136 shares of Common Stock owned by 1,080 odd-lot holders (fewer than 100 shares) of the Company's Common Stock (the"Reclassification Proposal"). Such shares will be exchanged for the right to receive cash of $.28125 per share ($7,913 in total). Assuming approval of the Reclassification Proposal, there will be 2,283,551 shares of Common Stock outstanding. The odd-lot holders will NOT be entitled to receive Rights in the Rights Offering.


                                RECENT EVENTS

                          [To Come, if Appropriate]


                  PRICE RANGE OF COMMON STOCK AND DIVIDENDS

      See the Company's 1997 Annual Report attached hereto at p. 4 thereof for such information.

                               CAPITALIZATION

      The following table sets forth the capitalization of the Company and its consolidated subsidiaries as of April 30, 1997, and as adjusted to reflect the effectuation of the Reclassification Proposal and the Rights Offering, assuming the Maximum Subscription. This table should be read in conjunction with the Consolidated Financial Statements of the Company and related Notes thereto attached to this Prospectus in the Company's 1997 Annual Report to Stockholders and the Quarterly Report on Form 10-QSB for the quarterly period ended April 30, 1997.


                                                                           As of April 30, 1997
                                                                           ---------------------
                                                                            Actual    As Adjusted
                                                                            ------   ------------
                                                                          (dollars in thousands)


Current maturities of long-term debt . . . . . . . . . . . . . . . . . . $    90,342  $   90,342
Long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     518,040     518,040

Stockholders' equity:
Common Stock, $.10 par value; 20,000,000 shares authorized; 2,311,687
    shares issued and outstanding (and 4,567,102 shares as adjusted) . .     231,169     456,710
Capital in excess of par value . . . . . . . . . . . . . . . . . . . . .  10,454,540  10,683,467
Retained earnings (deficit). . . . . . . . . . . . . . . . . . . . . . .  (8,849,135) (8,849,135)
                                                                         -----------  ----------

    Total stockholders' equity . . . . . . . . . . . . . . . . . . . . .   1,836,574   2,291,042
                                                                         ===========  ==========
    Total capitalization . . . . . . . . . . . . . . . . . . . . . . . . $ 2,444,956 $ 2,899,424
                                                                         ===========  ==========

                               USE OF PROCEEDS

      The purpose of the Rights Offering is to strengthen the Company's capital structure and enhance its ability to obtain future financing so as to enable the Company to grow through both internal means and appropriate acquisitions. The Company currently has no written or oral agreements with respect to any pending acquisitions. In the event of the Maximum Subscription, the net proceeds to the Company are estimated to be approximately $462,000. The Company intends to use the net proceeds from the sale of the Underlying Shares to add to working capital and to temporarily repay some indebtedness under the Company's credit agreement. This credit agreement is a one-year revolving line of credit with The Chase Manhattan Bank in the aggregate amount of $500,000. Interest is computed at prime, plus 2%. The agreement expires on March 31, 1998.

                                  DILUTION

      At April 30, 1997, the net tangible book value of the Company was $1,390,905 or $.60 per share. Net tangible book value per share represents the Company's tangible assets less total liabilities. Net tangible book value dilution per share represents the difference between the amount per share of Common Stock paid by the Recordholders in the Rights Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of the Rights Offering (and assuming the Maximum Subscription). After giving effect to: (i) the sale by the Company of the 2,283,551 Shares of Common Stock offered hereby and (ii) the effectiveness of the Recapitalization Proposal, the pro forma net tangible book value of the Company at April 30, 1997, would have been $1,845,373, or $.40 per share. This represents an immediate decrease in net tangible book value of $.20 per share to Recordholders as illustrated by the following table:



Price to Recordholders                                                $0.22

    Net tangible book value at April 30, 1997                 $0.60

    Decrease in net tangible book value attributable to
      new stock issued pursuant to the Rights Offering (1)     0.20
                                                              -----
Net tangible book value after the Rights Offering and the
  Recapitalization Proposal (2)                                       $0.40


_______________
(1) Assuming the Maximum Subscription and after deduction of offering expenses of approximately $40,000 payable by the Company.

(2) There is no dilution in the aggregate net asset value of the Common Stock held by a Recordholder exercising his Rights.

                     SELECTED HISTORICAL FINANCIAL DATA

      The following selected financial data of the Company for the fiscal years ended January 31, 1997 and 1996 are derived from the financial statements, physically incorporated into this Prospectus by the Company's Annual Report to Stockholders being attached hereto, which financial statements have been audited by Lazar, Levine & Company, LLP, independent public accountants, as indicated in their report included therein. The selected financial data as of April 30, 1997 and for the three (3) months ended April 30, 1997 and 1996 have been derived from the Company's unaudited financial statements, which are included in the Company's Form 10-QSB Report attached hereto and which, in the opinion of the Company's management, contain all adjustments, consisting of normal adjustments necessary for a fair presentation of the financial position and results of operations. The operating results for the three (3) months ended April 30, 1997 are not necessarily indicative of the results for the full year of operations. The Selected Historical Financial Data should be read in conjunction with the financial statements and related notes thereto and "Management's Discussion and Analysis of Operations" included in the Annual Report to Stockholders and the Company's Form 10-QSB Report attached hereto.


                                            Year Ended January 31,  Three Months Ended April 30,
                                            ----------------------- ----------------------------
                                               1997       1996            1997        1996
                                               ----       ----            ----        ----

STATEMENT OF OPERATIONS DATA:
Net Sales                                   $5,988,315  $7,659,689    $1,742,656  $1,705,804
Cost of products sold                        4,392,978   5,435,681     1,240,253   1,194,225
Selling, general and administrative
  expenses                                  2,054,633    2,092,565       476,036     549,253
Gain on Sale of Fixed Assets                   242,000       --            --          --
                                            ----------  ----------    ----------  ----------
    Net (loss) income                       $ (161,270) $  129,195    $   17,947  $  (15,332)
                                            ==========  ==========    ==========  ==========
Loss (income) per common share              $     (.07) $      .06    $      .01  $     (.01)
                                            ==========  ==========    ==========  ==========

                                                April 30, 1997
                                             ---------------------
                                                           As
                                              Actual   Adjusted(1)
                                              ------   -----------
BALANCE SHEET DATA:
Working capital                             $  687,617  $1,142,085
Total assets                                 3,349,632   3,804,100
Total liabilities                            1,513,058   1,513,058
Shareholder's equity                         1,836,574   2,291,042


_______________
(1) To give effect to the Reclassification Proposal and the Rights Offering, assuming the Maximum Subscription.

                             THE RIGHTS OFFERING

The Rights

      The Company is issuing the Rights to Recordholders at no charge to such Recordholders. The Company is issuing one (1.00) Rights for each share of Common Stock held on the Rights Record Date. The Rights are not evidenced by any certificate, rather are set forth in the books of the Company. Such rights are not transferable.

Expiration Date

      The Rights will expire at 5:00 p.m., New York City time, on October 31, 1997, subject to extension in the discretion of the Company. After the Expiration Date, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Company after the Expiration Date, regardless of when the documents relating to that exercise were sent.

Subscription Privilege

      Each Right entitles the holder thereof to purchase at the Exercise Price one Underlying Share (the " Subscription Privilege"). The Right has been established on the books of the Company. The Right is non-transferable. Certificates representing Underlying Shares purchased pursuant to the Subscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date.

Exercise of Rights

      Holders may exercise their Rights by delivering to the Company, at the address specified below, at or prior to the Expiration Date, the properly completed and executed Rights Exercise Agreement, with any signatures guaranteed as required, together with payment in full of the Exercise Price for each Underlying Share subscribed for. Payment may only be made by check or bank draft drawn upon a U.S. bank payable to the Company. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, holders of Rights who wish to pay the Exercise Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such time. All funds received in payment of the Exercise Price shall be held by the Company and invested at the direction of the Company in short-term certificates of deposit, short-term obligations of the United States, any state or any agency thereof, or money market mutual funds investing in the foregoing instruments. Earnings on such funds will be retained by the Company.

      THE ADDRESS TO WHICH THE RIGHTS EXERCISE AGREEMENT AND PAYMENT OF THE EXERCISE PRICE SHOULD BE DELIVERED IS:

            EAC INDUSTRIES, INC.
            22 BLACKSTONE AVENUE
            BRANFORD, CONNECTICUT  06405

      THE COMPANY'S TELEPHONE NUMBER IS (203)315-8020.

      Recordholders who hold shares of Common Stock for the account of others, such as brokers, trustees or depositaries for securities, should contact the respective beneficial owners of such shares as soon as possible to ascertain those beneficial owners' intentions and to obtain instructions with respect to their Rights. If a beneficial owner so instructs, the record holder of that beneficial owner's Rights should complete appropriate Rights Exercise Agreement and submit them to the Exercise Agent with the proper payment. In addition, beneficial owners of Common Stock or Rights held through such a nominee holder should contact the nominee holder and request the nominee holder to effect transactions in accordance with the beneficial owner's instructions.

      The Instructions accompanying the Rights Exercise Agreement should be read carefully and followed in detail. RIGHTS EXERCISE AGREEMENTS SHOULD BE SENT WITH PAYMENT TO THE COMPANY. DO NOT SEND RIGHTS EXERCISE AGREEMENTS TO THE TRANSFER AGENT.

      THE METHOD OF DELIVERY OF RIGHTS EXERCISE AGREEMENTS AND PAYMENT OF THE EXERCISE PRICE TO THE COMPANY ARE AT THE ELECTION AND RISK OF THE RECORDHOLDERS. IF SENT BY MAIL, RECORDHOLDERS ARE URGED TO SEND RIGHTS EXERCISE AGREEMENTS AND PAYMENTS BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND ARE URGED TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE COMPANY AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, RECORDHOLDERS ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF A CERTIFIED OR CASHIER'S CHECK.

      All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Rights Exercise Agreements will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines, in its sole discretion. The Company Agent will not be under any duty to give notification of any defect or irregularity in connection with the submission of Rights Exercise Agreements or incur any liability for failure to give such notification.

      Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, the Instructions or the Rights Exercise Agreement should be directed to the Company at its address set forth above (telephone (203) 315-8020).

No Revocation

      ONCE A HOLDER OF RIGHTS HAS PROPERLY EXERCISED THE SUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED.

No Transferring Rights

      Rights may not be transferred or purchased or sold.

Amendments and Waivers; Termination

      The Company reserves the right to extend the Expiration Date and to amend the terms and conditions of the Rights Offering, whether the amended terms are less or more favorable to the Recordholders. In the event that the Company amends the terms of the Rights Offering, the Registration Statement of which this Prospectus forms a part will be amended, a new definitive Prospectus will be distributed to all Recordholders who have theretofore exercised Rights and to holders of record of unexercised Rights on the date the Company amends such terms. All Recordholders who have theretofore exercised Rights shall simultaneously be provided with a form of Consent to Amended Rights Offering Terms, on which they may confirm their exercise of Rights under the terms of the Rights Offering as amended by the Company; any Recordholder who has theretofore exercised any Rights and who does not return such Consent within 10 business days after the mailing thereof by the Company shall be deemed to have canceled his or her exercise of Rights, and the full amount of the Exercise Price theretofore paid by such Recordholder will be returned promptly by mail, without interest or deduction. Any completed Rights Exercise Agreement received by the Company five or more business days after the date of the amendment will be deemed to constitute the consent of the Recordholder who completed such Rights Exercise Agreement to the amended terms. The Company reserves the right, in its sole discretion, at any time prior to delivery of the Underlying Shares to terminate the Rights Offering by making a public announcement thereof.
If the Rights Offering is so terminated, all funds received from Recordholders will be promptly refunded without interest.

Determination of Exercise Price

      The Exercise Price was determined by the Company, based on a number of factors. The Company believes that the Exercise Price reflects the Company's objective of achieving the maximum net proceeds obtainable from the Rights Offering while providing the holders of Common Stock with an opportunity to make an additional investment in the Company, and thus avoid an excessive dilution of their ownership position in the Company.

      In approving the Exercise Price, the Board of Directors considered such factors as the alternatives available to the Company for raising capital, the market price of the Common Stock, the business prospects for the Company and the general condition of the securities markets at the time of the meeting of the Board of Directors at which the Rights Offering was approved. There can be no assurance however, that the market price of the Common Stock will not decline during the subscription period to a level equal to or below the Exercise Price, or that, following the issuance of the Rights and of the Common Stock upon exercise of Rights, a subscribing Recordholder will be able to sell shares purchased in the Rights Offering at a price equal to or greater than the Exercise Price.

Subscription by Principal Stockholder

      Peter B. Fritzsche owns approximately 20% of the Common Stock currently outstanding and has agreed to exercise his Subscription Privilege in full. Other members of the Board of Directors own 42,775 shares of Common Stock and they intend to fully exercise their Subscription Privileges. Depending upon the exercise of Subscription Privileges by other Recordholders, the percentage of the outstanding Common Stock owned by Mr. Fritzsche upon completion of the Rights Offering will range from approximately 20% (in the event that all Recordholders exercise their Rights in full) to approximately 34% (assuming that only members of the Board of Directors other than Mr. Fritzsche also exercise Rights).

No Board Recommendation

      An investment in the Common Stock must be made pursuant to each investor's evaluation of its, his or her best interests. Accordingly, although the Board of Directors of the Company unanimously approved the Rights Offering, it makes no recommendation to Holders regarding whether they should exercise their Rights.


                        DESCRIPTION OF CAPITAL STOCK

      The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, par value $.10 per share. The following summary description of the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation, a copy of which is incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part, and to New York corporate law.

      The holders of Common Stock are entitled to receive, pro rata, dividends, when, if and as declared by the Board of Directors out of any funds lawfully available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to participate ratably in the distribution of assets remaining after payment of liabilities. The issued and outstanding shares of Common Stock are, and the Common Stock issued upon the exercise of Rights will be, fully paid and nonassessable. See "Capitalization."

      Holders of Common Stock are entitled to vote at all meetings of stockholders of the Company for the election of directors and for other purposes. Holders have one vote for each share of Common Stock held. The Common Stock does not have cumulative voting rights. Therefore, holders of more than 50% of the shares voting can elect all directors.

Warrants

      On January 31, 1994 and in settlement of certain litigation, the Company entered into warrant agreements (the "Warrant Agreements") covering 400,000 Shares of Common Stock pursuant to which the Company issued Warrants to purchase shares of Common Stock (the "Warrant Shares"), representing approximately a ___% equity interest in the Company on a fully-diluted basis, at a price of $4 per share (the "Warrant Price"). The Warrants may be exercised at any time before their expiration on January 31, 1999. The number of Warrant Shares is subject to adjustment upon the occurrence of certain events, including stock split and stock dividends, but not in the case of the issuance of Common Stock to be sold pursuant to the exercise of Rights.

Certain Provisions of the Restated Certificate of
Incorporation and the New York Corporate Law

      Certain provisions of the Restated Certificate of Incorporation and New York law may delay, deter or prevent a stockholder or group of stockholders from taking corporate action or gaining control of the Company. For example, Article Thirteen of the Company's Restated Certificate of Incorporation imposes certain voting and other requirements on certain mergers and other combinations with certain affiliated parties of the Company. Section 912 of the New York Corporation Law imposes essentially the same limitations on such transactions.


                   CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      The following discussion is based upon current provisions of the Code applicable Treasury Regulations, judicial authority and administrative rulings and practice. Legislative, judicial or administrative changes and interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders of Rights or Underlying Shares.

Tax Consequences to Company

      The Company currently has net operating loss carryforwards for Federal income tax purposes of approximately $7 million. Acquisitions of Common Stock by persons who are not currently holders of Common Stock, or by persons whose acquisition would increase or maintain their equity ownership in the Company above five percent, could result in an "ownership change" within the meaning of section 382 of the Code, thereby imposing a
Section 382 Limitation on the Company's ability to utilize the net operating loss carryforward to reduce future taxable income.

      In general, an ownership change occurs for purposes of section 382 if the percentage of stock ownership of any one or more "5 percent shareholder(s)" (as determined under Federal income tax regulations) increases in the aggregate by more than 50 percentage points during a running three-year period. For this purpose, the term "5 percent shareholder" includes certain public groups of shareholders of the Company who may own, directly or indirectly, less than five percent of the Company's stock.

      If the Company believes that the issuance of Underlying Shares pursuant to the Subscription Privilege will cause an ownership change, then the Company will have the right to reduce the number of Underlying Shares issuable to all holders exercising the Subscription Privilege, pro rata, or to any individual holder or holders whose exercise of the Subscription Privilege may cause an ownership change, to the extent necessary in the sole discretion of the Company to prevent such ownership change. Notwithstanding the foregoing, the Rights Offering increases the likelihood that an ownership change will occur in the future, and it is impossible for the Company to ensure that such ownership change will not occur, in part because the Company has no ability to restrict the acquisition or disposition of Common Stock by persons whose ownership could cause an ownership change. In addition, the Company may in the future take certain actions which could give rise to an ownership change, if in the exercise of the business judgment of the Company such actions are necessary or appropriate. If an "ownership change" were to occur subsequent to the

Rights Offering, the Section 382 Limitation could have a material adverse impact upon the Company's earnings and upon the Company's cash flow. See "Risk Factors--Continuation of Net Operating Loss Carryforwards."

Tax Consequences to Holders

      Neither distribution nor exercise of the Rights will be a taxable event for Federal income tax purposes to U.S. individual citizens or residents or to U.S. corporations.

      Except as provided below, a holder of Rights must allocate the tax basis of the Common Stock between the Common Stock and the Rights in proportion to the fair market value of each on the date of the distribution of the Rights where the value of the Rights on the date of the distribution is equal to or greater than 15% of the fair market value of the Common Stock owned by such holder on the date of the distribution. Where the value of the Rights is less than 15% of the value of such Common Stock at the time of distribution, the holder will be treated as having no basis in the Rights unless a special election is made to allocate the basis in the manner described above. In any event, no portion of the basis of a holder's Common Stock will be allocated to the Rights in accordance with these allocation rules unless such Rights are exercised.

      If a Holder exercises Rights pursuant to this offering, the tax basis of the Underlying Shares will be equal to the Exercise Price plus any tax basis the holder has in the Rights.

      If a holder allows the Rights to lapse without exercise or sale, such holder will realize no gain or loss since no basis will be allocated to the Rights, and such holder's basis in the Common Stock will remain the same as such basis was prior to the distribution of the Rights.

      THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR PROSPECTIVE HOLDER OF RIGHTS OR UNDERLYING SHARES. EACH PROSPECTIVE HOLDER OF RIGHTS OR UNDERLYING SHARES SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OF RECEIVING, ACQUIRING, HOLDING, EXERCISING, CONVERTING AND DISPOSING OF THE RIGHTS, OR UNDERLYING SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.


                            PLAN OF DISTRIBUTION

      The Company has not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of Rights, and no commissions, fees or discounts will be paid in connection with the Rights Offering. Certain employees of the Company may solicit responses from holders, but such employees will not receive any commissions or compensation for such services other than their normal employment compensation.


          DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS

      See the Company's Annual Report to Shareholders and the Notice and Proxy Statement attached hereto for information on these topics.


EXECUTIVE COMPENSATION

      See the Company's Notice and Proxy Statement for its 1997 Annual Meeting of Stockholders attached hereto.

                       SECURITIES OWNERSHIP OF CERTAIN
                      BENEFICIAL OWNERS AND MANAGEMENT

      See the Company's Annual Report to Shareholders and the Notice and Proxy Statement attached hereto for information on these topics.


                            CERTAIN TRANSACTIONS

      See the Company's Notice and Proxy Statement for its 1997 Annual Meeting of Stockholders attached hereto for information on this topic.


                                LEGAL MATTERS

      The validity of the Common Stock will be passed upon for the Company by Vedder, Price, Kaufman & Kammholz, Chicago, Illinois.


                                   EXPERTS

      The consolidated balance sheets of the Company as of January 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended January 31, 1997 and 1996 incorporated in this prospectus by the attached 1997 Annual Report to Shareholders of the Company have been incorporated herein in reliance on the report of Lazar, Levine & Company LLP, independent public accountants, given on the authority of that firm as experts in accounting and auditing.

====================================    ===================================

       No person has been authorized
to give any information or to make
any representations other than those
contained in this Prospectus in
connection with the Offering
described herein, and, if given or
made, such information or
representations must not be relied
upon as having been authorized by
the Company.  This Prospectus does
not constitute an offer to sell or
a solicitation of an offer to buy
any securities other than those
specifically offered hereby or of
any securities offered hereby in
any jurisdiction to any person to
whom it is unlawful to make an
offer or solicitation in such
jurisdiction. Neither the delivery
of this prospectus nor any sale made
hereunder shall, under any
circumstances, create an implication
that the information herein is correct
as of any time subsequent to its date.

          ___________________                       EAC INDUSTRIES

          TABLE OF CONTENTS                       2,283,551 SHARES OF
                                                 COMMON STOCK ISSUABLE
                                 Page          UPON EXERCISE OF RIGHTS TO
                                 ----           SUBSCRIBE FOR SUCH SHARES
Available Information. . . . . . .   2                 ____________
Incorporation of Certain . . . . .
  Documents by Reference . . . . .   2                  PROSPECTUS
Prospectus Summary . . . . . . . .   3                 ____________
The Company. . . . . . . . . . . .   3
The Recapitalization of the. . . .                   AUGUST __, 1997
  Company. . . . . . . . . . . . .   3
Recent Events. . . . . . . . . . .   3
The Rights Offering. . . . . . . .   3
Summary Selected Financial
  Data . . . . . . . . . . . . . .   5
Risk Factors . . . . . . . . . . .   6
The Company. . . . . . . . . . . .   8
The Reclassification Proposal. . .   8
Recent Events. . . . . . . . . . .   8
Price Range of Common Stock
  and Dividends. . . . . . . . . .   8
Capitalization . . . . . . . . . .   9
Use of Proceeds. . . . . . . . . .   9
Dilution . . . . . . . . . . . . .  10
Selected Historical Financial
  Data . . . . . . . . . . . . . .  11
The Rights Offering. . . . . . . .  12
Description of Capital Stock . . .  14
Certain Federal Income Tax
  Consequences . . . . . . . . . .  15
Plan of Distribution . . . . . . .  16
Directors, Executive Officers
  and Principal Stockholders . . .  16
Executive Compensation . . . . . .  16
Securities Ownership of Certain
  Beneficial Owners and
  Management . . . . . . . . . . .  17
Certain Transactions . . . . . . .  17
Legal Matters. . . . . . . . . . .  17
Experts. . . . . . . . . . . . . .  17

====================================    ===================================

                                                                  APPENDIX A

===========================================================================




                                ANNUAL REPORT

                                     TO

                                SHAREHOLDERS

                                     OF

                            EAC INDUSTRIES, INC.

                                     FOR

                            THE FISCAL YEAR ENDED

                              JANUARY 31, 1997






===========================================================================

               [LETTER OF PETER FRITZSCHE TO THE STOCKHOLDERS]


                                  [TO COME]

                                  BUSINESS
                                  --------

The Registrant (also referred to as "EAC" or "the Company") was organized in 1958 as a New York corporation. The common stock of the Company is currently traded on the over-the-counter market and the principal market makers are Bishop Rosen & Company and Troster, Singer Corporation.

The Company has three operating subsidiaries, Goodren Products Corporation ("Goodren"), Athena Packaging, Inc. ("Athena") and Flexible Printed Products, Inc. ("Flexible"). Goodren designs and provides point-of-purchase advertising displays and wall decorations on semi-durable plastic.
Goodren's major market is consumer product manufacturers and one marketer of
children's wall decorations.   Goodren's sales were backlogged at
approximately $218,000 and $191,000 at January 31, 1997 and 1996 respectively.

The business and all of the outstanding common shares of Athena were acquired on September 27, 1996. Athena produces printed, laminated, embossed and hot stamped labels, wraps, seals and decals for the cosmetics, pharmaceutical and health and beauty aids industries. Athena's production equipment and administrative operations were moved to Goodren's facility in Englewood, New Jersey in January 1997. Athena's sales were backlogged at approximately $65,000, at January 31, 1997. Athena believes that it can fulfil the 1997 backlog on a timely basis.

Goodren and Athena both face strong competition in their respective
businesses, based mainly on quality, service and price.   Goodren and Athena
combined, employ 30 persons of whom 12 are represented by unions.

The business and certain of the assets of Flexible were acquired on December 11, 1994. Flexible produces and prints on plastic, pre-cure in-mold heat transfer labels for the identification and decoration of rubber and silicone hoses, belts and tire patches. Flexible's sales were backlogged at approximately $80,000 at January 31, 1997 and $75,000 at January 31, 1996. Flexible believes that it can fulfill its 1997 backlog on a timely basis.

Flexible also faces strong competition in its business and its competition has been mainly on the basis of quality, service and price. Flexible employs 14 persons, none of whom are represented by unions.

Financial Condition of the Company
----------------------------------

The following is a discussion concerning the Company, Goodren, Athena and Flexible.

The Company's financial condition has declined from January 31, 1996. The primary reasons for this decline were: (a) the operating loss of the Company for the 1997 fiscal year, (b) the costs of acquiring, moving and integrating Athena's operations and (c) the purchase of additional capital equipment for Flexible. The combination of the above factors has resulted in the Company's average secured debt obligations being higher in 1997 as compared to 1996. The Company's secured debt obligations were $175,000 at January 31, 1997 as compared to zero at January 31, 1996. The Company's current assets decreased to $1,611,936 in 1997 from $2,029,001 in 1996, while its total current liabilities increased to $1,055,524 as of January 31, 1997 from $934,716 as of January 31, 1996. Working capital decreased to $556,412 as of January 31, 1997 from $1,094,285 on January 31, 1996.

The Company's and Goodren's credit line and Note Agreement with Chemical Bank of New Jersey, N.A., which was originally entered into on September 29, 1994, expired on January 12, 1997. The Company is currently negotiating a new borrowing facility.

Point-of-Purchase Advertising
-----------------------------

Goodren designs and produces point-of-purchase advertising and sales aids such as signs, posters, decals and product identifiers. These products are used in retail stores on shelves, price channels and display cases. Other products include wall decorations. Goodren's products are produced on semi-durable plastic through processes known as flexographic, lithographic and silk screen printing.

Goodren's products are sold nationwide to manufacturers of consumer products by both an in-house sales force as well as regional, independent manufacturers' representatives. Goodren is a service business which competes on the basis of its ability to produce high quality printing on very short notice. The following table summarizes the percentage of sales attributable to major classes of products:

                                       For the Fiscal Years
                                         ended January 31,
                                       --------------------

                                          1997      1996
                                          ----      ----


                Point-of-Purchase          45%       41%
                Wall coverings             55%       59%
                                          ---       ---

                                          100%      100%
                                          ---       ---

Management estimates that Goodren has a 5% share in its portion of the printed on plastic point-of-purchase ("P.O.P.") advertising industry. Overall, the P.O.P. industry is a $16 billion business with over 200 manufacturing companies involved. Products for the entire industry range from a wide variety of counter displays and large end-of-aisle displays to small printed products produced by Goodren. The total printed-on-plastic portion of the industry in which Goodren competes, represents approximately $40 million. The Company estimates that approximately ten companies compete directly with Goodren.

Pressure Sensitive Labels, Wraps, Seals and Decals
--------------------------------------------------

Athena produces and markets primarily pressure sensitive labels for the premium cosmetics, pharmaceutical, health and beauty aids industries. Other products include non-pressure sensitive labels, soap wraps, decals and seals. Athena's products are sold primarily in the Northeast by manufacturer's representatives as well as in-house sales personnel.

In-Mold Heat Transfer Labels
----------------------------

Flexible produces and markets in-mold, pre-cure heat transfer labels to the rubber and silicone industry primarily for identification and decoration of hoses and belts. Other products include post cure heat transfer labels for rubber patches, tires and other rubber and silicone products.

Flexible's products are sold nationwide primarily to rubber and silicone hose and belt manufacturers, principally by its in-house sales personnel. The remainder is sold by a limited number of manufacturers' representatives.

Management believes that the total in-mold decal/label market for decorating rubber hoses and belts is approximately $8 million with Flexible's share estimated at approximately 18%. The Company estimates that approximately five companies compete directly with Flexible, including the parent company of one of its customers. Flexible is a service business which competes on the basis of its ability to produce and deliver high quality printing on short notice.


                                 PROPERTIES
                                 ----------

The following table shows the location of each plant or facility of the Company and its subsidiaries and sets forth related information. The properties listed below are believed adequate to serve the Company's needs for the foreseeable future.


                                Approx.    Lease
                                 Area   Expiration   Annual
                               (Sq.Ft.)    Date      Rental              Principal Use
                                ------- ----------   ------    --------------------------------


101 W. Forest Avenue            20,000  6/2000       $57,000   Manufacturing and general
Englewood, New Jersey                                          offices for Goodren and Athena

15237 Proctor Avenue            12,000  Month to     $60,000   Manufacturing and general
City of Industry, California            Month                  office for Flexible

2923 South Pullman                 500  Month to      $6,000   Sales office for Flexible
Santa Ana, California                   Month

22 Blackstone Avenue               500  Month to      $4,800   Office space and headquarters
Branford, Connecticut                   Month                  for the Company


                              LEGAL PROCEEDINGS
                              -----------------

Goodren is included in a threatened claim concerning environmental cleanup costs. Goodren is included among a large number of companies involved, and is not one of the major parties. Goodren previously settled the Federal claims related to such cleanup costs and is in the process of settling the State of New Jersey claims related thereto. The amount, if any, that Goodren may ultimately have to pay, is subject to change and is uncertain at this time. It is management's opinion that the Company is adequately reserved for this matter and the ultimate resolution of this case should not have a material impact on the financial condition of the Company.

For additional information regarding contingencies and/or litigation see
Note 12c of notes to consolidated financial statements.


                         MARKET FOR COMPANY'S COMMON
                    STOCK AND RELATED STOCKHOLDER MATTERS
                    -------------------------------------

The Company's common stock is traded on the over-the-counter market. Bishop Rosen & Company and Troster, Singer Corporation are the principal market makers. As of April 15, 1997, the Company believes there were approximately 2,500 shareholders of record. The Company's line of credit agreement (which is presently being re-negotiated) with Chemical Bank prohibits it from paying dividends without the lender's consent. No dividends have been declared or paid during the past two fiscal years. The following table sets forth, by fiscal quarters, the closing bid prices of the Company's Common Stock per share for 1996 and 1997:


                   1996                           1997
          ------------------------      ------------------------


          First Quarter        3/8      First Quarter        3/8
          Second Quarter      7/16      Second Quarter       1/4
          Third Quarter        5/8      Third Quarter       3/16
          Fourth Quarter       5/8      Fourth Quarter      3/16


The volume of trading is sporadic and infrequent and the prices quoted may not be representative.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS
             --------------------------------------------------

In fiscal 1997, the Company had a net loss of $161,270 ($.07 per share) as compared to net income of $129,195 ($.06 per share) in fiscal 1996.

The loss for fiscal 1997 was due to lower operating income of Flexible and Goodren, higher general and administrative costs of EAC, and the costs of acquiring, moving and integrating Athena's operations.

On September 27, 1996, the Company acquired the business and all of the outstanding shares of Athena Packaging, Inc., a manufacturer of labels, wraps, seals, and decals for premium cosmetics, pharmaceutical and health and beauty aids manufacturers. Athena's operations are included in the consolidated operations of the Company from the date of acquisition.

Net Sales -- 1997 to 1996
-------------------------

Goodren's sales for 1997 declined 31% from 1996, due to lower sales of both the point of purchase and wall covering segments of its business.
Flexible's sales increased by 4% compared to last year.

Earnings From Consolidated Continuing Operations -- 1997 to 1996
----------------------------------------------------------------

The Company's decrease in operating income from $131,443 in 1996 to an operating loss of $459,296 in 1997, was primarily attributable to a decline in gross profit margins for both Goodren and Flexible, the costs of acquiring and integrating Athena, and higher general and administrative costs of EAC.

Goodren's gross profit margins decreased from 27% in 1996 to 25% in 1997. Goodren's selling, general and administrative expenses decreased 32%, representing 26% of sales in 1997 compared to 27% of sales in 1996.

Flexible's gross profit margins decreased from 37% in 1996 to 32% in 1997. Flexible's selling, general and administrative expenses increased 12%, representing 25% of sales in 1997 compared to 24% of sales in 1996.

Inflation
---------

The Company expects inflation to be moderate and to be offset by cost reduction programs and price increases.

Interest and Other
------------------

The Company's interest expense increased in 1997 over 1996 as a result of higher average borrowings for the year. However, the Company's outstanding debt was $489,504 at January 31, 1997 compared to $642,706 at January 31, 1996.

Provision (Benefit) for Income Taxes
------------------------------------

The 1997 and 1996 federal income tax provisions are offset in their entirety by net operating loss carryforwards from prior years. The Company has a loss carryforward of approximately $7,000,000 at January 31, 1997 which is available to offset future operating earnings. These carryforward losses will expire in years after 2005.

Financial Resources and Liquidity
---------------------------------

The Company's financial condition declined somewhat in 1997 from 1996. The Company had working capital of $556,412 as of January 31, 1997 compared to $1,094,285 as of January 31, 1996. The Company and its subsidiaries, Goodren, Athena and Flexible are current on all of their accounts payable and accrued expenses.

In March 1996, the Company entered into an agreement to make quarterly payments of $7,548 against a union pension withdrawal liability/shortfall (see Note 12d of Notes to the Consolidated Financial Statements).

Subsequently, on September 30, 1996, the Company and Goodren entered into a Settlement Agreement with the Trustees of the union pension plan whereby Goodren's pension fund liability was reduced from $560,000 to $360,000 payable in 80 equal quarterly payments of $8,752 including annual interest at a rate of 8%. The Company has applied for a hardship case pursuant to the Settlement Agreement, whereby the Company would reduce its quarterly obligations to $3,000 until such time as the Company is out of hardship.

The Company believes that its cash on hand as well as the availability of a new borrowing facility will be sufficient to fund planned operations for at least the next 12 month period. The Company is anticipating capital expenditures of approximately $200,000, during the next year, in order to
expand the operations of Goodren, Athena and Flexible.   Management believes
that these expenditures can be funded from existing resources.

                        INDEPENDENT AUDITORS' REPORT
                        ----------------------------



To the Board of Directors
EAC Industries, Inc.
Branford, Connecticut

We have audited the accompanying consolidated balance sheets of EAC Industries, Inc. and subsidiaries as of January 31, 1997 and 1996 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the two year period ended January 31, 1997. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EAC Industries, Inc. and subsidiaries as of January 31, 1997 and 1996 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



                                           /s/LAZAR, LEVINE & COMPANY LLP
                                           ------------------------------
                                           LAZAR, LEVINE & COMPANY LLP


New York, New York
April 4, 1997

                               EAC INDUSTRIES, INC. AND SUBSIDIARIES
                                    CONSOLIDATED BALANCE SHEETS
                                  AS OF JANUARY 31, 1997 AND 1996
                               -------------------------------------

                                       - ASSETS  (Note 6) -

                                                                        1997          1996
                                                                     ----------    -----------
CURRENT ASSETS:
  Cash (Notes 2d and 2h)                                            $   594,412   $  628,380
  Accounts receivable - net of allowance for doubtful
     accounts of $45,566 and $45,980 for 1997 and 1996,
     respectively (Note 2d)                                             666,379      996,132
  Inventories (Notes 2e and 4)                                          300,238      302,840
  Prepaid taxes and expenses                                             50,907      101,649
                                                                    -----------   ----------

TOTAL CURRENT ASSETS                                                  1,611,936    2,029,001
                                                                    -----------   ----------

PROPERTY, PLANT AND EQUIPMENT, NET (Notes 2f, 5 and 8)                  710,166      563,619
                                                                    -----------   ----------

OTHER ASSETS:
  Costs in excess of net assets acquired (Notes 2g and 3)               453,601      367,967
  Deferred taxes (Notes 2i and 9)                                       510,000      510,000
  Other assets (Note 2h)                                                 29,182       52,500
                                                                    -----------   ----------
                                                                        992,783      930,467
                                                                    -----------   ----------
                                                                     $3,314,885   $3,523,087
                                                                    ===========   ==========

                             - LIABILITIES AND SHAREHOLDERS' EQUITY -

CURRENT LIABILITIES:
  Accounts payable                                                  $   247,152   $  246,897
  Accrued expenses (Note 7)                                             579,441      571,960
  Capital lease obligations - current portion (Note 8b)                  34,589         -
  Long-term liabilities - current portion (Note 8a)                      14,181       34,232
  Deferred income                                                          -          75,268
  Acquisition note payable (Note 3)                                     175,000         -
  Income taxes payable (Notes 2i and 9)                                   5,161        6,359
                                                                     ----------   ----------
TOTAL CURRENT LIABILITIES                                             1,055,524      934,716
                                                                     ----------   ----------
LONG-TERM DEBT - NET OF CURRENT PORTION (Note 8):
  Capital lease obligations                                              81,377         -
  Other liabilities                                                     359,357      608,474
                                                                     ----------   ----------
                                                                        440,734      608,474
                                                                     ----------   ----------
COMMITMENTS AND CONTINGENCIES  (Notes 10, 11 and 12)
SHAREHOLDERS' EQUITY:
  Common stock, $.10 par value; 20,000,000 shares authorized;
     2,319,285 shares issued                                            231,929      231,929
  Capital in excess of par value                                     10,504,380   10,504,380
  Accumulated deficit                                                (8,867,082)  (8,705,812)
                                                                     ----------   ----------
                                                                      1,869,227    2,030,497
  Less:  Common stock in treasury, 7,598 shares at cost                 (50,600)     (50,600)
                                                                     ----------   ----------
                                                                      1,818,627    1,979,897
                                                                     ----------   ----------
                                                                    $ 3,314,885   $3,523,087
                                                                     ==========   ==========

               The accompanying notes are an integral part of
                  these consolidated financial statements.

                    EAC INDUSTRIES, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                    -------------------------------------


                                                     Year Ended January 31,
                                                    -----------------------
                                                       1997        1996
                                                     ---------  ----------


NET SALES  (Note 11)                                $5,988,315   $7,659,689

COSTS AND EXPENSES:
    Cost of products sold                            4,392,978    5,435,681
    Selling, general and administrative expenses     2,054,633    2,092,565
                                                    ----------   ----------
TOTAL COSTS AND EXPENSES                             6,447,611    7,528,246
                                                    ----------   ----------

OPERATING (LOSS) INCOME                               (459,296)     131,443
                                                    ----------   ----------

OTHER INCOME (EXPENSE):
    Interest expense                                   (22,176)     (14,295)
    Gain on sale of fixed assets                       242,000         -
    Interest and other income                           99,072       22,809
                                                    ----------   ----------
                                                       318,896        8,514
                                                    ----------   ----------
(LOSS) INCOME BEFORE PROVISION
FOR INCOME TAXES                                      (140,400)     139,957

    Income taxes, net of operating loss
    carryforwards (Notes 2i and 9)                      20,870       10,762
                                                    ----------   ----------

NET (LOSS) INCOME                                   $ (161,270)  $  129,195
                                                    ==========   ==========

(LOSS) INCOME PER SHARE  (Note 2j)                  $     (.07)  $      .06
                                                    ==========   ==========

               The accompanying notes are an integral part of
                  these consolidated financial statements.

                             EAC INDUSTRIES, INC. AND SUBSIDIARIES
                  CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                  ---------------------------------------------------------


                                                  Capital in                   Common       Total
                               Number of Common     Excess      Accumulated   Stock in  Stockholders'
                                Shares    Stock     of Par        Deficit     Treasury     Equity
                               --------- ------   -----------   -----------   --------  -------------


Balance at January 31, 1995   2,319,285  $231,929 $10,504,380  ($8,835,007)  ($50,600)   $1,850,702

Net income for the year           --        --          --         129,195      --          129,195
                              ---------  -------- -----------   ----------    -------    ----------
Balance at January 31, 1996   2,319,285   231,929  10,504,380   (8,705,812)   (50,600)    1,979,897

Net loss for the year             --        --          --        (161,270)     --         (161,270)
                              ---------  -------- -----------   ----------    -------    ----------
   BALANCE AT
   JANUARY 31, 1997           2,319,285  $231,929 $10,504,380  ($8,867,082)  ($50,600)   $1,818,627
                              =========  ======== ===========   ==========    =======    ==========

                              The accompanying notes are an integral part of
                                 these consolidated financial statements.

                    EAC INDUSTRIES, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                    -------------------------------------


                                                                       Year Ended January 31,
                                                                     -------------------------
                                                                         1997         1996
                                                                      -----------  -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income                                                   $(161,270)   $ 129,195
  Adjustments to reconcile net (loss) income to cash (utilized)
     by operating activities:
     Depreciation and amortization                                      141,035      105,201
     Allowance for doubtful accounts                                     75,000       30,000
     Amortization of deferred rental income                             (75,268)    (103,938)
     Gain on sale of fixed assets                                      (242,000)        -
  Changes in assets and liabilities:
     Decrease (increase) in accounts and notes receivable               461,728     (209,509)
     Decrease in inventories                                            105,166      215,480
     Decrease (increase) in prepaid expenses                            116,880      (35,622)
     (Decrease) in accounts payable, accrued expenses and accrued
       income taxes                                                    (442,961)    (167,130)
     (Decrease) in other, net                                              -         (25,000)
                                                                      ---------    ---------
        Net cash (utilized) by operating activities                     (21,690)     (61,323)
                                                                      ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of fixed assets                                    242,000         -
  Capital expenditures                                                  (48,598)    (144,102)
  Investment in new subsidiary                                         (175,000)        -
                                                                      ---------    ---------
        Net cash provided (used) by investing activities                 18,402     (144,102)
                                                                      ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  (Decrease) in short-term debt                                            -        (150,000)
  Payments of capital lease obligations                                 (25,870)        -
  Payments of long-term debt                                             (4,810)      (4,702)
                                                                      ---------    ---------
        Net cash (used by) financing activities                         (30,680)    (154,702)
                                                                      ---------    ---------

(DECREASE) IN CASH AND CASH EQUIVALENTS                                 (33,968)    (360,127)

  Cash and cash equivalents, at beginning of year                       628,380      988,507
                                                                      ---------    ---------

CASH AND CASH EQUIVALENTS, AT END OF YEAR                             $ 594,412    $ 628,380
                                                                      =========    =========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid                                                        $ 17,906     $ 14,295
  Income taxes paid                                                       6,260       50,070

               The accompanying notes are an integral part of
                  these consolidated financial statements.

                    EAC INDUSTRIES, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JANUARY 31, 1997 AND 1996
                 ------------------------------------------


NOTE 1 -  DESCRIPTION OF THE COMPANY:

          EAC Industries, Inc., the Company, was organized in 1958 as a New York corporation. The Company is a holding company with three wholly-owned operating subsidiaries, Goodren Products Corporation ("Goodren"), Flexible Printed Products, Inc. ("Flexible") and Athena Packaging, Inc. ("Athena"), see Note 3. Goodren designs and produces point-of-purchase advertising displays and wall decorations on semi-durable plastic. Goodren's major market is consumer product manufacturers and one marketer of children's wall decorations. Flexible produces and prints on plastic, pre-cure in-mold heat transfer labels for the identification and decoration of rubber and silicone hoses, belts and tire patches. Athena produces printed laminated, embossed and hot stamped labels, wraps, seals and decals for the cosmetics, pharmaceutical and
          health and beauty aids industries.   Each of these subsidiaries
          sells their products to customers throughout the United States.


NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The Company's accounting policies are in accordance with generally accepted accounting principles. Outlined below are those policies considered particularly significant.

          (a) Use of Estimates:

              In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

          (b) Basis of Consolidation:

              The consolidated financial statements include the accounts of the Company and its operating subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

                                Notes - Pg. 1

                    EAC INDUSTRIES, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JANUARY 31, 1997 AND 1996
                 ------------------------------------------


NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued):

          (c) Statements of Cash Flows:

              For purposes of the statements of cash flows, the Company considers all investments purchased with a remaining maturity of three months or less to be a cash equivalent.

          (d) Concentration of Credit Risk:

              Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and accounts receivable.

              The Company and its subsidiaries maintain, at times, deposits, in federally insured financial institutions, in excess of federally insured limits. Management attempts to monitor the soundness of these financial institutions and feels the Company's risk is negligible.

              Concentrations of credit risk with respect to accounts receivable are limited due to the large customer base maintained by the operating subsidiaries.

          (e) Inventories:

              Inventories are stated at the lower of cost or market, determined on a first-in, first-out basis.

          (f) Property, Plant and Equipment:

              Fixed assets are reflected at cost. The Company principally uses the straight-line method to compute depreciation of fixed assets. Depreciation lives generally range from three to ten years for furniture and fixtures, machinery and equipment and transportation equipment. Buildings are being amortized over 20 years and leasehold improvements are amortized over the useful life of the asset or the term of the lease, whichever is shorter. Major renewals and betterments of fixed assets are capitalized while maintenance and repairs are expensed as incurred. Upon retirement of fixed assets, the related cost and accumulated depreciation are written off and any gain or loss is reflected in income.

                                Notes - Pg. 2

                    EAC INDUSTRIES, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JANUARY 31, 1997 AND 1996
                 ------------------------------------------


NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued):

          (g) Goodwill:

              Costs in excess of net assets acquired are considered goodwill and are being amortized over periods ranging from 15 to 40 years on a straight line basis. Amortization costs were $24,208 and $24,833 for the years ended January 31, 1997 and 1996, respectively. Accumulated amortization as of January 31, 1997 and 1996 aggregated $257,250 and $243,042, respectively.

              The Company periodically reviews the valuation and amortization of goodwill to determine possible impairment by comparing the carrying value to the undiscounted future cash flows of the related assets in accordance with Statement of Financial Accounting Standard No. 121 - Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of.

          (h) Restricted Cash:

              Cash balances required to be maintained in a severance fund ($25,000) as per Goodren's contract with a labor union, is considered as restricted cash, and is included in non-current assets.

          (i) Income Taxes  (see also Note 9):

              The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109") effective February 1, 1993. The standards of SFAS No. 109 require that the Company utilize an asset and liability approach for financial accounting and reporting for income taxes. The primary objectives of accounting for income taxes under SFAS No. 109 are to (a) recognize the amount of tax payable for the current year and (b) recognize the amount of deferred tax liability or asset based on management's assessment of the tax consequences of events that have been reflected in the Company's financial statements or tax returns.

          (j) Income Per Share:

              Net (loss) income per share has been computed based upon the weighted average number of common and common equivalent shares outstanding during each period presented.

                                Notes - Pg. 3

                    EAC INDUSTRIES, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JANUARY 31, 1997 AND 1996
                 ------------------------------------------


NOTE 3 -  ACQUISITION:

          On September 27, 1996, the Company purchased all of the outstanding capital stock of Athena Packaging, Inc. ("Athena"), for $350,000. The acquisition agreement required that 50% of the purchase price be paid at closing and the balance paid on March 1, 1997. The acquisition was accounted for as a purchase, accordingly, the acquired assets and liabilities assumed through this purchase have been recorded at their estimated fair market values at the date of acquisition. The cost of the acquisition exceeded the fair market value of the assets acquired by $124,050, which amount was assigned to goodwill and is being amortized on a straight-line basis over 15 years (see Note 2g).


          The Company's consolidated statements of operations include the revenues and expenses of Athena beginning September 27, 1996, the date of acquisition. The following pro forma results were developed assuming the acquisition had occurred at the beginning of the earliest period presented (February 1, 1995).

                                                Year Ended January 31,
                                               -----------------------
                                                  1997          1996
                                               ----------   ----------
                                               (Unaudited)  (Unaudited)


                 Net sales                     $6,541,000  $8,512,000
                 Net (loss) earnings            $(135,000)   $127,000
                 (Loss) earnings per share          $(.06)       $.05


NOTE 4 -  INVENTORIES:

          Inventories at January 31, 1997 and 1996 consisted of the following:

                                                  1997          1996
                                               ----------   ----------


                 Raw materials                   $234,768    $250,005
                 Work in process                   60,470      48,435
                 Finished goods                     5,000       4,400
                                                 --------    --------
                                                 $300,238    $302,840
                                                 ========    ========

                                Notes - Pg. 4

                    EAC INDUSTRIES, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JANUARY 31, 1997 AND 1996
                 ------------------------------------------


NOTE 5 -  PROPERTY, PLANT AND EQUIPMENT:

          Fixed assets and accumulated depreciation at January 31, 1997 and 1996 consisted of the following:

                                                  1997          1996
                                               ----------   ----------


          Building and improvements            $  343,874  $  388,973
          Machinery and equipment               1,093,170   1,100,347
          Label artwork                           150,000     150,000
          Transportation equipment                 22,275      47,812
          Furniture and fixtures                   65,977      45,528
                                               ----------  ----------
                                                1,675,296   1,732,660
          Less:  accumulated depreciation and
                   amortization                 1,002,630   1,206,541
                                               ----------  ----------
                                                  672,666     526,119
          Add:  Land                               37,500      37,500
                                               ----------  ----------
                                               $  710,166  $  563,619
                                               ==========  ==========


          For the years ended January 31, 1997 and 1996, depreciation expense aggregated $116,827 and $80,368, respectively.


NOTE 6 -  SHORT-TERM DEBT:

          The Company established a new loan facility, effective in January 1996 which offered a maximum line of credit of $750,000, provided for advances of up to 80% of eligible accounts receivable and 50% of finished goods inventory (for a maximum of $350,000) and was collateralized by all of the assets of the Company and its subsidiaries. This line of credit expired in January 1997. Interest accrued at the annual rate of prime plus 2%. As of January 31, 1997 and 1996 there were no outstanding borrowings under this agreement. The Company is in the process of negotiating a new credit facility with its bank.

                                Notes - Pg. 5

                    EAC INDUSTRIES, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JANUARY 31, 1997 AND 1996
                 ------------------------------------------


NOTE 7 -  ACCRUED EXPENSES:

          At January 31, 1997 and 1996 accrued expenses consisted of the following:

                                                  1997          1996
                                               ----------   ----------


          Salaries and wages                     $ 47,649    $ 37,063
          Employee benefits                       282,558     375,041
          Accrued interest payable                   -         52,000
          Other                                   249,234     107,856
                                                 --------    --------
                                                 $579,441    $571,960
                                                 ========    ========



NOTE 8 -  LONG-TERM DEBT:

          (a)  Other Liabilities:

              At January 31, 1997 and 1996 long-term liabilities included the following:

                                                  1997          1996
                                               ----------   ----------


          9% equipment note payable in monthly
          installments of $427, inclusive of
          interest, maturing in April 1998       $  5,283   $  10,092

          Union pension withdrawal liability/
          shortfall, presently payable in
          quarterly installments of $8,752
          (including interest at 8% per annum
          (see Note 12d)                          368,255     632,614
                                                 --------    --------
                                                  373,538     642,706
          Less: current portion                    14,181      34,232
                                                 --------    --------
                                                 $359,357    $608,474
                                                 ========    ========


          Aggregate maturities of long-term liabilities for the next five and in the aggregate are $14,181, $9,525, $10,194 $10,911, $11,678 and $317,049 thereafter.

                                Notes - Pg. 6

                    EAC INDUSTRIES, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JANUARY 31, 1997 AND 1996
                 ------------------------------------------


NOTE 8 - LONG-TERM DEBT (Continued):

          (b) Capital Lease Obligations:

              The Company and its subsidiaries are the lessees of machinery and equipment under leases expiring at various dates through July 2001. The assets and liabilities are recorded at the lower of the present value of the minimum lease payments or the fair market value of the assets. The assets are depreciated over their estimated useful lives. Depreciation of assets under capital leases included in depreciation expense for the year ended January 31, 1997, aggregated $4,440.

              Minimum future lease payments under capital leases as of January 31, 1997 and for each of the next five years are as follows:



                      1998                                   $ 48,593
                      1999                                     40,978
                      2000                                     33,228
                      2001                                     17,448
                      2002                                      8,724
                                                             --------
             Total minimum lease payments                     148,971
             Less: amount representing interest               (33,005)
                                                             --------
                                                             $115,966
                                                             ========


NOTE 9 - INCOME TAXES:

          The provision for income taxes consisted of the following for the years ended January 31, 1997 and 1996:

                                                          1997         1996
                                                        --------      -------


          Current:
             Federal (net of benefit of operating
                loss carryforward)                       $  -        $  -
             State and local                              20,870      10,762
                                                          20,870      10,762
                                                         -------     -------
          Deferred:
             Federal                                        -           -
             State and local                                -           -
                                                         -------     -------
                                                            -           -
                                                         -------     -------
          Provision for Income Taxes                     $20,870     $10,762
                                                         =======     =======

                                Notes - Pg. 7

                    EAC INDUSTRIES, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JANUARY 31, 1997 AND 1996
                 ------------------------------------------


NOTE 9 - INCOME TAXES (Continued):

          The components of the net deferred income tax asset, pursuant to SFAS 109, as of January 31, 1997 and 1996 are as follows:

                                                        1997         1996
                                                      --------      -------


          Deferred tax assets:
             Accounts receivable                     $    5,400   $    5,400
             Inventory                                    1,800        1,800
             Operating loss carryforward              2,040,000    2,040,000
                                                     ----------   ----------

          Total deferred tax asset                    2,047,200    2,047,200

             Valuation allowance                      1,537,200    1,537,200
                                                     ----------   ----------
             Net Deferred Income Tax Asset           $  510,000   $  510,000
                                                     ==========   ==========


          The Company has available operating loss carryforwards for federal tax purposes of approximately $7,000,000. These losses expire in various years beginning in 2005 and may result in deferred tax assets. The Company has recognized this asset but has provided a valuation allowance based on the portion of the asset considered realizable over the next three years. This allowance will be evaluated at the end of each year, considering both positive and negative evidence concerning the realizability of the asset, and will be increased or reduced accordingly.

          Reconciliation of the statutory Federal income tax rate to the Company's negative effective tax rate for the years ended January 31, 1997 and 1996 is not provided due to the utilization of net operating losses and the recognition of the deferred tax asset above.


NOTE 10 - RETIREMENT PLANS:

          Goodren has a defined contribution profit sharing plan covering a substantial portion of its employees. Contributions are based on a percentage of each participant's compensation or a fixed annual contribution for union employees based on a collective bargaining agreement. The cost of the plan amounted to $35,000 and $44,000 in 1997 and 1996. See also Note 12d.

                                Notes - Pg. 8

                    EAC INDUSTRIES, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JANUARY 31, 1997 AND 1996
                 ------------------------------------------


NOTE 11 - ECONOMIC DEPENDENCY:

          One of the Company's customers accounted for 39% of net sales for each of the years ended January 31, 1997 and 1996.


NOTE 12 - COMMITMENTS AND CONTINGENCIES:

          (a) Operating Leases:

              The Company and its subsidiaries lease certain administrative and manufacturing facilities and equipment under operating leases expiring at various times through 2000. Other
              locations are rented on a month to month basis.   Rental and
              lease expense aggregated approximately $146,512 and $147,000 for the years ended January 31, 1997 and 1996, respectively.

              Future minimum rental commitments for existing operating leases and in the aggregate are as follows:



                      Fiscal year ending January 31,  1998 -  $ 70,699
                                                      1999 -    66,032
                                                      2000 -    66,032
                                                      2001 -    27,513
                                                              --------
                                                              $230,276
                                                              ========

          (b) Employment Contracts:

              The Company has an employment contract (the "Contract") with the President of Goodren which expired on January 31, 1994 and which is subject to automatic renewals for successive one year terms. The contract specifies base compensation of $155,000 for the initial term and is subject to annual increases based on changes in the consumer price index. The contract also provides for additional compensation equal to 5% of the operating income of Goodren provided such operating income exceeds $650,000 for the fiscal year. In December 1994, Goodren entered into a further agreement with this executive whereby the proceeds of a newly purchased term life insurance policy in the amount of $250,000 will be paid to the spouse upon the death of this executive.

                                Notes - Pg. 9

                    EAC INDUSTRIES, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JANUARY 31, 1997 AND 1996
                 ------------------------------------------


NOTE 12 - COMMITMENTS AND CONTINGENCIES  (Continued):

          (b) Employment Contracts (continued):

              Flexible has entered into an employment contract with its President for a three year period ending December 15, 1997, which is subject to renewals for successive one year terms. The base compensation under this contract is $75,000 with adjustments to be made annually based on changes in the consumer price index. The contract also provides for additional compensation based on annual sales revenue and/or gross profit performance of Flexible. The contract also encompasses non-compete provisions, availability of medical benefits and the use of an automobile.

          (c) Litigation:

              Goodren is included in a threatened claim concerning environmental cleanup costs. Goodren is included among a large number of companies involved, and is not one of the major parties. The amount, if any, that Goodren may ultimately have to pay, is not considered material, is subject to change and is uncertain at this time. It is management's opinion that the Company is adequately reserved for this matter and the ultimate resolution of this case should not have a material impact on the financial condition of the Company.

          (d) Other:

              Goodren has withdrawn from participating in the District 65 Union Pension Plan (the "Plan"), see Note 10. The withdrawal has resulted in the assessment of a withdrawal liability owed to the Plan by Goodren. During the year ended January 31, 1995, the Company accrued a reserve for an estimated liability of $560,000 which counsel to the Company believed would be payable over a period of approximately 22 years beginning approximately one year from the withdrawal date. In March of 1996, subsequent to the balance sheet, the Company signed an agreement with the Plan whereby they will make quarterly payments of $7,548. A September 30, 1996, the Company and Goodren entered into a Settlement Agreement with the Trustees of the union pension plan whereby Goodren's pension fund liability was reduced to $360,000 payable in 80 equal quarterly payments of $8,752 including annual interest at a rate of 8%. The Company has applied for a hardship case pursuant to the Settlement Agreement, whereby the Company would reduce its quarterly obligations to $3,000 until such time as the Company is out of hardship. Goodren is also potentially liable to the Internal Revenue Service ("IRS") for excise taxes of approximately $5,000 under paragraph 4971 of the Internal Revenue Code.

                               Notes - Pg. 10

                                                                  APPENDIX B

                                                            PRELIMINARY COPY


                            EAC INDUSTRIES, INC.
                NOTICE OF 1997 ANNUAL MEETING OF SHAREHOLDERS

                             September 30, 1997

      NOTICE IS HEREBY GIVEN that the 1997 Annual Meeting of Shareholders of EAC INDUSTRIES, INC., a New York corporation (the "Company"), will be held at The Yale Club, 50 Vanderbilt Avenue, New York, New York 10017, on Tuesday, September 30, 1997 at 8:30 a.m., local time, for the following purposes:

      1.    To elect four (4) Directors.

      2. To amend the Company's Restated Certificate of Incorporation to effect a 1 for 100 share reverse stock split of the Common Stock and to pay cash in lieu of fractional shares and to immediately thereafter to reclassify such resulting whole shares on a 100 for 1 basis.

      3. To transact such other business as may properly come before said Annual Meeting and any and all adjournments thereof.

      The Board of Directors has fixed the close of business on August 20, 1997 as the record date for the determination of shareholders who are entitled to notice of, and to vote at, the meeting or any adjournments thereof. The transfer books of the Company will not be closed.

                     By Order of the Board of Directors

                             PETER B. FRITZSCHE

                        Chairman of the Board and CEO

August 22, 1997

                            EAC INDUSTRIES, INC.
                            22 Blackstone Avenue
                             Branford, CT 06405

                               PROXY STATEMENT
                       ANNUAL MEETING OF SHAREHOLDERS

      This Proxy Statement, which is being mailed to shareholders on or about August 22, 1997, is furnished in connection with the solicitation of proxies by the Board of Directors of EAC Industries, Inc., a New York corporation ("EAC" or the "Company"), to be used at the 1997 Annual Meeting of Shareholders of the Company to be held at the time and place and for the purposes specified in the foregoing Notice.

      You are requested to complete, date and sign the accompanying proxy and return it promptly to the Company in the enclosed envelope. Proxies duly executed and received in time for the meeting will be voted at the meeting in accordance with the instructions thereof. Such proxies may, nevertheless, be revoked at any time prior to the voting thereof.

      The Board of Directors has fixed the close of business on August 20, 1997 as the record date for the determination of shareholders who are entitled to notice of, and to vote at, the meeting or any adjournments thereof. The transfer books of the Company will not be closed. As of August 20, 1997 there were 2,311,687 shares of common stock outstanding, the holders of which are entitled to one vote per share on all matters presented at the meeting. Directors are elected by a plurality of votes cast. Under the law of New York, EAC's state of incorporation, "votes cast" at a meeting of stockholders by the holders of shares entitled to vote are determinative of the outcome of the matter subject to vote. Abstentions, broker non-votes, and withheld votes will not be considered "votes cast" based on EAC's understanding of state law requirements. To the best knowledge of the Company, there is one shareholder owning more than 5% of the Company's Common Stock. See "Principal Holders of Securities."

                               PROPOSAL NO. 1
                               --------------

                            ELECTION OF DIRECTORS

      Proxies in the accompanying form, which are properly executed, marked, duly returned and not revoked, will be voted as directed. Unless otherwise indicated, such proxies will be voted in favor of the election of the four nominees for directors of EAC whose names appear below. If any of the nominees for directors becomes unavailable to serve prior to the meeting date, an event which the Board of Directors does not presently anticipate, the proxies will be voted for substitute nominees who will be persons designated by the Board of Directors of EAC. Directors of EAC are to be elected at its Annual Meeting to hold office until the next Annual Meeting of Shareholders and until the election of their respective successors.

      The following table sets forth the names of the nominees for the election to the Board of Directors, their business experience during the past five years, their positions, if any, with EAC, their previous terms as directors and the number of shares of Common Stock of EAC owned beneficially by each of them as of August 20, 1997. Each nominee's Common Stock ownership represents less than 1% of the aggregate amount of Common Stock outstanding, except for Peter B. Fritzsche whose beneficial ownership represents approximately 20% of the outstanding Common Stock of the Company.


                                                                      Common Stock
                                                                          Owned
                                                                      Beneficially
                         Principal                        Director        As of
Name                    Occupation                          Since        8/20/97
---------------------------------------------------------------------------------
Peter B. Fritzsche(1)    Chairman of the Board of           1991       471,604(2)
                         Directors President and CEO        and
       Age 62            and Assistant Secretary,           from
                         EAC - July 1992 to present;        1978-1990
                         Chairman of the Board of
                         Directors and Assistant
                         Secretary, EAC - December
                         1991 to July 1992;
                         Yale University Development
                         Office, New Haven, CT - January
                         1992 to July 1994; consultant -
                         1990 to 1991; Director of EAC -
                         1989 to 1990; Chairman of the
                          Board Of Directors, President
                         and CEO, EAC - 1979 to 1989

E. Donald McKenzie, Jr.  President and CEO, The             1944           500
                         Mailhouse, Inc. - January, 1997
       Age 43            to present; Vice President -
                         Sales and Marketing, Health Tour,
                         Inc. - January 1996 to January
                         1997; President Graphic Systems
                         West, Irvine, CA - 1991 to 1995;
                         President, Collin Printing
                         Systems, North Andover, MA - 1987
                         to 1991.


John B. Millet, Jr.      President and Owner of Mohawk      1994         23,275
                         Metal Products Co., Utica, NY
       Age 56            - since 1977.


P. Bartley Fritzsche(1)  Regional Account Manager-          1994         19,000
                         Institutional Services,
       Age 28            Neuberger & Berman Management
                         Inc., Chicago, IL - May 1997;
                         John Marshall Law School 1993
                         to 1997(J.D.); Account
                         Representative, John Nuveen
                         & Co., Chicago, IL - 1991 to
                         1993; Wittenberg University,
                         Springfield, OH (B.A. 1990)


(1)    Peter B. Fritzsche and P. Bartley Fritzsche are father and son.

(2) Includes 471,204 shares held directly or through an IRA and 400 shares held of record by Mr. Fritzsche's spouse, whose beneficial ownership may be attributable to Mr. Fritzsche, but which he disclaims.

       Set forth below is the compensation paid to the executive officers of the Company and its Goodren Products Corporation subsidiary and for all such persons as a group;


Name and Principal                                               All Other
    Position             Year       Salary       Bonus       Compensation(1)
------------------       ----       ------       -----       ---------------


Peter B. Fritzsche       FY1997     $132,000    $    -0-     $    -0-

Chairman and CEO         FY 1996    $132,000    $    -0-     $    -0-

                         FY 1995    $117,000    $    -0-     $    -0-

Steven Mann(2)           FY 1997    $177,398    $    -0-     $    -0-


President and CEO        FY 1996    $179,970    $ 24,342     $    -0-

Goodren Products Corp.   FY 1995    $179,314    $ 33,255     $  9,576


(1) Includes contributions by Goodren Products under its profit sharing plan.

(2) Mr. Mann has an employment contract, renewable annually, which calls for base compensation of $155,000 (subject to annual inflation adjustments) and a bonus equal to 5% of Goodren's total operating income, provided that operating income is in excess of $650,000 in the pertinent fiscal year. Mr. Mann was not paid a discretionary bonus in fiscal 1997.

Board members are paid fees equal to $4,000 per year, plus $1,250 for each board or committee meeting attended.

                               Proposal No. 2
                               --------------

   Proposal to Amend the Company's Restated Certificate of Incorporation
       to Eliminate Odd-Lot Holders of Shares by Effecting a Reverse
          Stock Split of the Common Stock and a Subsequent Forward
      Stock Split of the Common Stock and by Paying Fractional Shares
                      at the Rate of $.28125 Per Share

Summary and Purpose of the Proposal

      Summary. The Board of Directors has approved, and has directed that the same be presented to shareholders for their approval, a proposal to amend the Company's Restated Certificate of Incorporation (the "Reclassification Amendment") to (a) effect a 100 to 1 reverse stock split (the "Reverse Stock Split") of the Company's Common Stock, $.10 par value, through a reclassification of the Common Stock pursuant to which each 100 shares of Common Stock outstanding as of the close of business on the effective date of the amendment would be reclassified into one (1) new share of Common Stock, $.10 par value, and (b) authorize an immediately subsequent reclassification with a forward split of the new Common Stock (the "Forward Stock Split") pursuant to which each holder of the reclassified Common Stock at such moment would receive 99 additional shares (or a proportionately appropriate smaller number for holding not divisible by 100) of reclassified Common Stock for each one (1) share of reclassified Common Stock held as of such moment. No fractional shares would be issued pursuant to the reclassification and certain holders who would otherwise be entitled to receive a fractional share in the Reverse Stock Split will receive cash in lieu of their fractional share interests. If the holders hold less than 100 shares, their holdings are to be converted into the right to receive cash; if their holdings are 100 shares or more, any fractional shares otherwise due would be temporarily established on the books of the Company. The Reverse Stock Split and the Forward Stock Split are herein referred to collectively as the "Reclassification Proposal." The effect of the Reclassification Proposal is that all holders of 100 shares of Common Stock or more would have NO change in their holdings; holders of less than 100 shares ("odd-lot holders") would only be entitled to cash in lieu of fractional shares. Following the annual meeting, the Company will offer the right to purchase one (1) additional share of Common Stock to each stockholder of record of the company as of October 1, 1997 (the "Rights Offering"). If the Reclassification Proposal is approved, odd-lot holders will have their stock ownership in the Company extinguished and they will NOT receive rights in the Rights Offering.

      The text of the proposed amendment to the Company's Restated Certificate of Incorporation and the resolutions relating to the Reclassification Proposal to be adopted by shareholders are set forth in Exhibit A to this Proxy Statement and are hereby incorporated herein by reference.

      Purpose of the Proposed Reverse Stock Split and Forward Stock Split. As of the Record Date for the Annual Meeting, the Company estimates that approximately 994 recordholders and 86 beneficial holders, or approximately 44% of the record/beneficial holders of Common Stock, owned fewer than 100 shares of Common Stock. Of these 1,080 holders, the Company estimates that approximately 350 held nine or fewer shares of Common Stock as of the Record Date. The small holdings of such shareholders with fewer than 100 shares, however, represented, in the aggregate, less than 1.3% of the Company's outstanding Common Stock. The cost of administering each shareholder's account and the amount of time spent by management in responding to shareholder requests is the same regardless of the number of shares held in the account. Accordingly, the cost to the Company of maintaining many small accounts is disproportionately high when compared with the total number of shares involved. In view of the disproportionate cost to the Company of maintaining small shareholder accounts, management believes it would be beneficial to the Company and its shareholders as a whole to eliminate the administrative burden and cost associated with the many accounts containing fewer than 100 shares (and in many cases, 10 shares) of the Company's Common Stock. The Company anticipates that the Reclassification Proposal will reduce the number of shareholders of the Company by 1,080, to approximately 1,200. It is anticipated that the cost of administering shareholder accounts will be reduced by up to $6,500 per year as a result of the Reclassification Proposal. The costs associated with such accounts in the future are difficult to determine but the Company believes they could greatly exceed the value of such shares. Based on the aggregate number of shares owned by record holders with fewer than 100 shares, and the price to be received in lieu of fractional shares of the Common Stock, the Company's payments for fractional shares resulting from the Reverse Stock Split will aggregate approximately $7,913. The Company intends to use its existing cash, including a portion of the proceeds from the issuance of Common Stock pursuant to the Rights Offering, for such purpose.

      Based upon the last reported "bid" price of the Common Stock on the over-the-counter on the Record Date of $__________, the market value of 99 shares of Common Stock was $_________. The Reclassification Proposal will enable shareholders holding of record fewer than 100 shares to receive cash in lieu of their shares and, in effect, avoid brokerage fees on the transaction. Shareholders owning fewer than 100 shares of Common Stock would, if they chose to sell their shares, incur large commission expenses (generally at least $25) in relation to the market value of their shares. Certain of such shareholders would, if they chose to sell their shares, incur commission expenses greater than the market value of their shares. In some cases, it might be difficult to find a broker to handle such small transactions.

      The Company is proposing the reclassification in lieu of a tender offer for shares held by holders with fewer than 100 shares because of the large number of shareholders with small holdings and as a means of reducing the administrative and transactional cost that would be involved for the Company to acquire such shares through a self tender offer or a Company sponsored odd-lot shareholder program. The reclassification also permits the Company to eliminate all odd-lot shareholdings, which would not be possible through a self tender offer or an odd-lot shareholder program. Although the proposed reclassification will eliminate the shareholdings of all shareholders who hold fewer than 100 shares of record, the Company believes that the reclassification is fair to such shareholders in that it provides them with cash for their shares in an amount equal to or greater than the market price thereof without the necessity of such shareholder incurring brokerage fees therefor.

      The 100 for 1 stock split immediately following the reclassification (the Forward Stock Split) is intended to continue to permit the Company to maintain a sufficient number of issued and outstanding shares of its Common Stock so as not to adversely affect the availability of trading in the over-the-counter market. The Reverse Stock Split will temporarily reduce the number of issued and outstanding shares of the Common Stock to approximately 22,835. The Company estimates that the number of issued and outstanding shares of Common Stock after giving effect to the Forward Stock Split will be 2,283,551.

      Shareholders should note that the Board of Directors cannot predict what effect the proposed Reverse Stock Split and Forward Stock Split will have on the market price of the Common Stock. With the number of outstanding shares of Common Stock reduced by only 28,136, the effect may be minimal.

Description and Effect of the Proposal

      The Company's Restated Certificate of Incorporation currently authorize the issuance of 20,000,000 shares of Common Stock, $.10 par value. As of the Record Date for the Annual Meeting, the Company had outstanding 2,311,687 shares of Common Stock and 7,598 shares held in treasury. As of the Record Date, there was also reserved for issuance upon the conversion or exercise of various outstanding warrants or stock options of the Company __________ shares of Common Stock, leaving a total of __________ authorized, unissued and unreserved shares of Common Stock available for future issuances.

      Under the Recapitalization proposal, (i) one (1) new share of Common Stock, $.10 par value, would be exchanged for every 100 shares of Common Stock, $.10 par value, outstanding as of the close of business on the date on which the amendment to the Company's Restated Certificate of Incorporation is filed with the Secretary of State of the State of New York (the "Effective Date") and (ii) each whole (or partial) share of the reclassified Common Stock held by stockholders owning 100 shares or more would immediately thereafter be again reclassified on a 100 for 1 basis so that 99 additional shares of Common Stock would be issued with respect to each whole share of previously reclassified Common Stock held with proportionately fewer issued with respect to fractional shares. There would be NO effect of the Reclassification proposal on holders of 100 or more shares of Common Stock with respect to their holdings, in that there will be no change in their stock ownership. Based upon information as of the Record Date, it is anticipated that the number of outstanding shares of Common Stock after giving effect to the Reclassification Proposal would be approximately 2,283,551 shares.

      No fractional shares of new Common Stock will be issued for any fractional new share interest resulting from the Reverse Stock Split due to holders of fewer than 100 shares. Rather, each such shareholder will receive $.28125 per share, in lieu of such fractional share interest, which is an amount of cash equal to .28125 multiplied by the number of shares of Common stock held by such holder that would otherwise have been exchanged for such fractional share interest. Based on the aggregate number of shares owned by record and beneficial holders with fewer than 100 shares and $.28125 price to be used to pay fractional share interests, the Company's payments for fractional shares resulting from the Reverse Stock Split will aggregate approximately $7,913.

      If the Reclassification Proposal is approved, the Company will notify the odd-lot holders of the filing of the Articles of Amendment with the Secretary of State of the State of New York and will furnish such holders with any additional information necessary to complete the enclosed letter of transmittal for use in exchanging certificates. The odd-lot holders of the Common Stock, promptly after the Reclassification Amendment becomes effective, will be required to mail their certificates representing their shares of Common Stock to the Company in order that the settlement of fractional interests may be delivered promptly. As noted above, if the Reclassification Proposal is approved, odd-lot holders will NOT receive rights in the Rights Offering.

      The proposed amendment to the Restated Certificate of Incorporation of the Company provide that the cash issuable to certain shareholders of the Company in connection with a reclassification of stock which are not claimed by the shareholders entitled thereto within one (1) year after the cash becomes payable, despite reasonable efforts by the Company to deliver the cash within such time, will, at the expiration of such time, revert in full ownership to the Company and the Company's obligation to pay such cash will thereupon cease.

      The Company estimates that the entire interest of approximately 1,080 odd-lot holders (those holding fewer than 100 shares) will be eliminated pursuant to the Reclassification Amendment. Such shareholders will enjoy the benefit of liquidating their relatively small holdings without paying brokers' commissions. However, because such transaction would be mandatory, such shareholders who wish to retain their existing equity interest in the Company would be adversely affected. Fractional shares settled by the Company are expected to aggregate approximately 23,136 shares, or approximately 1.2 percent of those currently outstanding. Shares no longer outstanding as a result of the fractional share settlement procedure will be returned to authorized by unissued shares of the Company.

      It is not anticipated that the Reclassification Proposal will affect the registration of the Common Stock under the Securities Exchange Act of 1934 (the "Exchange Act").

      After giving effect to the settlement of fractional shares of Common Stock for odd-lot holders, there will be no differences between the shares of Common Stock outstanding prior to the Reclassification Proposal and those to be outstanding after the Reclassification Proposal is effected.

      Shareholders of the Company will have no appraisal rights with respect to the Reclassification Amendment under New York law or the Company's Restated Certificate of Incorporation and no such rights will be afforded to such shareholders by the Company.

      In the Reclassification Proposal, cash proceeds received from the settlement of fractional shares may result in (i) the realization by a shareholder whose interest in the Company is completely terminated of taxable gain or loss to the extent of the difference between such proceeds and the cost or other basis applicable to the fractional shares and (ii) dividend income to a shareholder whose interest in the Company is not completely terminated. No officer, director, associate or affiliate of the Company is expected to derive any material benefit in the Reclassification Proposal other than the benefits that would be enjoyed by any other person holding the same number of shares.

Vote Required and Recommendation for Approval

      The Board of Directors Recommends a Vote FOR this Proposal. The affirmative vote of the holders of at least 50% of the outstanding shares of Common Stock as of the Record Date is necessary for the approval of the Reclassification Amendment. The enclosed form of proxy provides a means for shareholders to vote for the approval of this proposal, to vote against the approval of this proposal or to abstain from voting with regard to the approval of this proposal. Each properly executed proxy received in time for the meeting will be voted as specified therein. IF A SHAREHOLDER EXECUTES AND RETURNS A PROXY BUT DOES NOT SPECIFY OTHERWISE, THE SHARES REPRESENTED BY SUCH SHAREHOLDER'S PROXY WILL BE VOTED "FOR" THE APPROVAL OF THIS PROPOSAL.

                           1995 STOCK OPTION PLAN

      The Company has a stock option plan (the"Plan"). As of August 20, 1997 there are unqualified options outstanding under the plan to purchase 15,000 shares of Common Stock of the Company, which unqualified options expire at various dates through August, 2005 and are exercisable at prices between $.1875 and $.4375 per share of Common Stock. 2,500 of such unqualified options were granted pursuant to the Plan to each Non-Employee Director of the Company on August 2, 1995 at $.4375 per share. During the fiscal year ended January 31, 1997, unqualified options to acquire 2,500 shares were granted to each Non-Employee Director of the Company, on August 13, 1996 at $.1875 per share. During the fiscal year ended January 31, 1997, no options were granted to key employees of the Company or its subsidiaries under the Plan.

                            PROFIT SHARING PLANS

      The Company maintains a deferred profit sharing plan ("Profit Sharing Plan") which is intended to qualify under Section 401(a) of the Internal Revenue Code of 1954, as amended ("Code"). The Profit Sharing Plan covers full-time employees of the Company and its subsidiary, Goodren Products Corporation, who have completed one (1) year of eligibility service and who are not covered under any other tax qualified retirement plan. Employer contributions to the Profit Sharing Plan are made at the discretion of the Company's Board of Directors and are allocated among participating employees based on their compensation. The Profit Sharing Plan benefits, subject to a vesting schedule, become payable following a separation of service from the Company.

      The Profit Sharing Plan also provides for employees to defer a portion of their eligible compensation, pursuant to Section 401(k) of the Internal Revenue Code. There is no provision for matching contributions to be made by the Company. No contributions were made to the Profit Sharing Plan by the Company or Goodren for the fiscal years 1995, 1996 and 1997 respectively.

                    COMMITTEES OF THE BOARD OF DIRECTORS

      The Board of Directors has established an Executive Committee, Compensation and Audit Committee, in accordance with the by-laws and New York law. The members of the Executive Committee are Messrs. Peter Fritzsche and John Millet. The members of the Compensation and Audit Committees are Messrs. Millet and McKenzie. Each Director attended all meetings of the Board of Directors and Committees on which they served during fiscal 1997.


                       PRINCIPAL HOLDERS OF SECURITIES

      To the best knowledge of EAC, as of August 20, 1997, the only beneficial owners of 5% or more of EAC's Common Stock is:


                                              Amount
                Principle Name and Address    Beneficially        Percent
Class           of Beneficial Owner           Owned               of Class
-----           --------------------------    ------------        --------


Common Stock    Peter B. Fritzsche
                22 Blackstone Avenue
                Branford, CT  06405           471,204             20%


                            INDEPENDENT AUDITORS

       The Board of Directors reviews the selection of independent auditors subsequent to the Annual Meeting of Shareholders. The firm of Lazar, Levine & Company was EAC's independent auditor for the fiscal year ended January 31, 1997. A representative of Lazar, Levine & Company will be present at the Annual Meeting, will be afforded an opportunity to make a statement, if he or she so desires, and will be available to respond to appropriate questions from shareholders.

                                OTHER MATTERS

       The Board of Directors does not intend to bring any other matters before the meeting and does not know of any other matters which are expected to be brought before it. However, if any other matters do come before the meeting, the persons named in the enclosed proxy will vote in accordance with their proper judgement.

       In addition to solicitation of proxies by mail, directors or employees (who may be officers of the Company) may solicit proxies in person and by telephone. The Company is requesting brokers and other custodians, nominees and fiduciaries to forward proxy soliciting materials to the beneficial owners of shares held of record by such persons. The cost of soliciting proxies shall be borne by the Company, but any director or employee of the Company who solicits proxies will not receive any additional compensation therefore.

       Shareholder proposals for the 1998 Annual Meeting of Shareholders of EAC must be received by the office of EAC Industries, Inc., 22 Blackstone Avenue, Branford, Connecticut 06405, no later than January 15, 1998 for inclusion in the Proxy Statement for the 1998 Annual Meeting of Shareholders.

                     By Order of the Board of Directors

                             PETER B. FRITZSCHE
                        Chairman of the Board and CEO


                                                                   EXHIBIT A

                  Text of Proposed Shareholder Resolutions
                    Approving the Reverse Stock Split and
                           the Forward Stock Split


       RESOLVED, that the Board of Directors of the Corporation is hereby authorized to cause to be filed Articles of Amendment to this Corporation's Restated Certificate of Incorporation amending the first paragraph of the Fourth Article of the Corporation's Restated Certificate of Incorporation in its entirety to read as follows:

              "FOURTH: The aggregate number of shares which the Corporation shall have the authority to issue is 20,000,000 shares of Common Stock, par value $.10 per share. No shareholder shall have any preemptive or other right to subscribe for or purchase any additional shares of capital stock of the Corporation or any securities convertible into such shares or representing a right or option to purchase any such shares."

       RESOLVED, that the Board of Directors of the Corporation is hereby authorized to implement the following procedures in connection with the two, successive reclassifications of the Corporation's Common Stock, $.10 par value ("Old Stock"), to Common Stock, $.10 par value ("New Stock"):

              a. Immediately upon the amendment to the Corporation's Restated Certificate of Incorporation authorizing the reclassification becoming effective, every 100 shares of Old Stock issued and outstanding, and each share held in the corporate treasury, shall be converted into one (1) share of fully-paid and non-assessable New Stock, subject to the required settlement of fractional shares. The Corporation shall (i) issue one (1) share of New Stock for every 100 shares of Old Stock outstanding and (ii) pay cash in lieu of any fraction of a share of New Stock which any shareholder who owns fewer than 100 shares would otherwise receive. Fractional shares of New Stock due with respect to other holders (including treasury stock) shall be temporarily established on the books and records of the Corporation. The settlement amount for those fractional shares of New Stock which are not issued but are converted into the right to receive cash shall be equal to the product obtained by multiplying (i) $.28125 per share for the Old Stock by (ii) the number of shares of Old Stock that would otherwise have been exchanged for such fractional share interest of New Stock. Immediately after such reclassification and conversion has occurred and right to payment for fractional shares with respect to certain holders has been created, each then existing whole share (or fraction thereof) of New Stock shall again be reclassified 100 shares for one (1), with the issuance of 99 additional shares for each share of New Stock then existing (or such number properly corresponding to the fractional shares of New Stock then temporarily existing), so that the number of shares of New Stock, except for shares as to which fractional share payment obligations for the Old Stock have been created, shall be exactly equal to the number of shares of Old Stock existing prior to such action. From and after the time the amendment becomes effective, certificates representing shares of Old Stock shall be deemed to represent shares of New Stock, and cash in lieu of any fractional share of New Stock with respect to certain holders, to which an individual shareholder would otherwise be entitled.

              b. No shareholder shall be required to deliver the certificates representing their shares of the Old Stock outstanding immediately prior to the time the reclassification amendment becomes effective, which certificate shall continue to represent the New Stock. The Corporation shall deliver a check for the amount necessary to pay such shareholder for any fraction of a whole share of New Stock converted into cash only upon submission by such holder of the stock certificate representing such shares.

              c. Any cash to be paid in lieu of fractional share interests of New Stock to certain holders shall revert in full ownership to the Corporation one year after the reclassification amendment becomes effective if such cash is not claimed by the persons entitled thereto.

       RESOLVED, that the Board of Directors of the Corporation is hereby authorized to adopt a resolution adjusting the capital accounts of the Corporation as, in their judgment, shall be in the best interests of the Corporation in light of the adoption of the foregoing resolutions; and

       RESOLVED, that the Board of Directors of the Corporation is hereby authorized and directed to adopt any or all changes to the By-laws of the Corporation, and the officers of the Corporation are hereby authorized and directed to do all other things and execute and file all documents, including amendments to the Corporation's Restated Certificate of Incorporation, which in their sole judgment are deemed to be necessary and proper to carry out the intent of the foregoing resolutions.

                                                                  APPENDIX C
                                                                  ----------



                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                                 FORM 10-QSB

                      QUARTERLY REPORT PURSUANT TO THE
                       SECURITIES EXCHANGE ACT OF 1934
                For the quarterly period ended April 30, 1997


                                     OF

                            EAC INDUSTRIES, INC.

ITEM I.  FINANCIAL STATEMENTS:

                    EAC INDUSTRIES, INC. AND SUBSIDIARIES
                    CONSOLIDATED CONDENSED BALANCE SHEETS
                    -------------------------------------

                                 - ASSETS -

                                                                        April 30,    January 31,
                                                                          1997          1997
                                                                        ---------    -----------
                                                                      (unaudited)

CURRENT ASSETS:
  Cash                                                                 $   443,451  $   594,412
  Notes and accounts receivable - net of allowance for doubtful accounts of $45,566 at April 30, and January 31, 1997,
     respectively                                                          805,921      666,379
  Inventories                                                              367,520      300,238
  Prepaid taxes and expenses                                                65,743        50,907
                                                                       -----------  -----------

TOTAL CURRENT ASSETS                                                     1,682,635    1,611,936
                                                                       -----------  -----------

PROPERTY, PLANT AND EQUIPMENT, NET                                         682,146      710,166
                                                                       -----------  -----------

OTHER ASSETS:
  Costs in excess of net assets acquired - net                             445,669      453,601
  Deferred income taxes                                                    510,000      510,000
  Other assets                                                              29,182        29,182
                                                                       -----------  -----------
                                                                           984,851      992,783
                                                                       -----------  -----------

                                                                       $ 3,349,632  $ 3,314,885
                                                                       ===========  ===========

                             - LIABILITIES AND SHAREHOLDERS' EQUITY -

CURRENT LIABILITIES:
  Accounts payable                                                     $   367,714  $   247,152
  Accrued expenses                                                         536,962      579,441
  Long-term liabilities - current portion                                   90,342      223,770
  Income taxes payable                                                        -           5,161
                                                                       -----------  -----------

TOTAL CURRENT LIABILITIES                                                  995,018    1,055,524
                                                                       -----------  -----------

LONG-TERM LIABILITIES - NET OF CURRENT PORTION                             518,040      440,734
                                                                       -----------  -----------

COMMITMENTS AND CONTINGENCIES  (Note 3)

SHAREHOLDERS' EQUITY:
  Common stock, $.10 par value; 20,000,000 shares authorized,
     2,319,285 shares issued                                               231,929      231,929
  Capital in excess of par value                                        10,504,380   10,504,380
  Accumulated deficit                                                   (8,849,135)  (8,867,082)
                                                                       -----------  -----------
                                                                         1,887,174    1,869,227
  Less: Common stock in treasury, 7,598 shares at cost                     (50,600)       (50,600)
                                                                       -----------  -----------
                                                                         1,836,574    1,818,627
                                                                       -----------  -----------
                                                                       $ 3,349,632  $ 3,314,885
                                                                       ===========  ===========

               The accompanying notes are an integral part of
                       these consolidated statements.

                    EAC INDUSTRIES, INC. AND SUBSIDIARIES
               CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
               -----------------------------------------------
                                 (Unaudited)

                                                                         For The Three Months
                                                                            Ended April 30,
                                                                         --------------------
                                                                           1997          1996
                                                                           ----          ----


NET SALES                                                               $1,742,656   $1,705,804
                                                                        ----------   ----------

COSTS AND EXPENSES:
  Cost of products sold                                                  1,240,253    1,194,225
  Selling, general and administrative expenses                             476,036      549,253
                                                                        ----------   ----------
TOTAL COSTS AND EXPENSES                                                 1,716,289    1,743,478
                                                                        ----------   ----------

OPERATING INCOME (LOSS)                                                     26,367     ( 37,674)
                                                                        ----------   ----------

OTHER INCOME (EXPENSES):
  Interest expense                                                         (10,556)        (143)
  Interest and other income                                                  2,136       22,485
                                                                        ----------   ----------
                                                                            (8,420)       22,342
                                                                        ----------   ----------

INCOME (LOSS) BEFORE INCOME TAXES                                           17,947      (15,332)

     Income taxes, net of operating loss carryforwards                        -            -
                                                                        ----------   ----------

NET INCOME (LOSS)                                                       $   17,947   $  (15,332)
                                                                        ==========   ==========

INCOME (LOSS) PER SHARE  (Note 2)                                       $      .01   $     (.01)
                                                                        ==========   ==========


               The accompanying notes are an integral part of
                       these consolidated statements.

                    EAC INDUSTRIES, INC. AND SUBSIDIARIES
               CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
               -----------------------------------------------
                                 (Unaudited)

                                                                         For The Three Months
                                                                            Ended April 30,
                                                                         --------------------
                                                                           1997          1996
                                                                           ----          ----


INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                      $  17,947    $ (15,332)
  Adjustments to reconcile net income (loss) to cash provided from operating activities:
     Depreciation and amortization                                          40,502       43,686
     Amortization of deferred rental income                                   -         (18,817)
  Change in assets and liabilities:
     (Increase) decrease in accounts and notes receivable                 (139,542)      45,780
     (Increase) decrease in inventories                                    (67,282)      71,167
     (Increase) in prepaid expenses and other assets                       (10,292)     (23,447)
     Increase in accounts payable, accrued expenses and accrued
     income taxes                                                          167,224       46,090
                                                                         ---------    ---------
        Net cash provided from operating activities                          8,557      149,127
                                                                         ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures                                                   (4,550)     (75,237)
                                                                         ---------    ---------
        Net cash (used by) investing activities                             (4,550)    ( 75,237)
                                                                         ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net decrease in short-term debt                                           (8,032)        -
  Payments of long-term debt                                              (146,936)      (8,258)
                                                                         ---------    ---------
        Net cash (used by) financing activities                           (154,968)      (8,258)
                                                                         ---------    ---------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                      (150,961)      65,632

CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR                            594,412      628,380
                                                                         ---------    ---------

CASH AND CASH EQUIVALENTS, AT END OF PERIOD                               $443,451    $ 694,012
                                                                         =========    =========

               The accompanying notes are an integral part of
                       these consolidated statements.

                    EAC INDUSTRIES, INC. AND SUBSIDIARIES
        NOTES TO INTERIM CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
        ------------------------------------------------------------
                                 (Unaudited)


NOTE 1 -  BASIS OF PRESENTATION:

          In the opinion of management, the accompanying unaudited interim consolidated condensed financial statements of EAC Industries, Inc. (the "Company") and its subsidiaries, contain all adjustments necessary (consisting of normal recurring accruals or adjustments only) to present fairly the Company's financial position as of April 30, 1997 and the results of its operations and cash flows for the three month periods ended April 30, 1997 and 1996.

          The accounting policies followed by the Company are set forth in
          Note 2 to the Company's consolidated financial statements included in its Annual Report on Form 10-KSB for the year ended January 31, 1997, which is incorporated herein by reference. Specific reference is made to this report for a description of the Company's securities and the notes to consolidated financial statements.

          The results of operations for the three month period ended
          April 30, 1997 are not necessarily indicative of the results to be expected for the full year.

NOTE 2 -  EARNINGS (LOSS) PER SHARE:

          Earnings (loss) per share has been computed on the basis of the weighted average number of common shares and common equivalent shares outstanding during each period presented.

          In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 - Earnings Per Share, which pronouncement changes the method for calculating earnings per share. SFAS 128 requires presentation of "basic " and "diluted" earnings per share as opposed to "primary" and "fully diluted" earnings per share, and is effective for periods ending after December 15, 1997. Early adoption is not permitted. Management does not believe that SFAS 128 will result in earnings per share that is materially different from that currently reported.

NOTE 3 -  CONTINGENCY:

          Goodren has withdrawn from participating in the District 65 Union Pension Plan (the "Plan"). This withdrawal resulted in the assessment of a withdrawal liability owed to the Plan by Goodren. During the year ended January 31, 1995, the Company accrued a reserve for an estimated liability of $560,000 which counsel to the Company believed would be payable over a period of approximately 22 years beginning approximately one year from the withdrawal date. In March of 1996, the Company signed an agreement with the Plan whereby they will make quarterly payments of $7,548. On September 30, 1996, the Company and Goodren entered into a Settlement Agreement with the Trustees of the union pension plan whereby Goodren's pension fund liability was reduced to $360,000 payable in 80 equal quarterly payments of $8,752 including annual interest at a rate of 8%. The Company has applied for a hardship case pursuant to the Settlement Agreement, whereby the Company would reduce its quarterly obligations to $3,000 until such time as the Company is out of hardship. Goodren is also potentially liable to the Internal Revenue Service ("IRS") for excise taxes of approximately $5,000 under paragraph 4971 of the Internal Revenue Code.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION:

          Introduction:

          EAC Industries, Inc., the Company, is a holding company with three operating subsidiaries: Goodren Products Corporation ("Goodren"), Athena Packaging, Inc. ("Athena") and Flexible Printed Products, Inc. ("Flexible"). Goodren designs and provides point-of-purchase advertising displays and wall decorations on semi-durable plastic. Athena produces printed, laminated embossed and hot-stamped labels, wraps, seals and decals for the cosmetics, pharmaceutical and health and beauty aids industries. Flexible produces and prints on plastic, pre-cure in-mold heat transfer labels for the identification and decoration of rubber and silicone hoses, belts and tire patches.

          The financial information presented herein includes: (i) Consolidated condensed balance sheets as of April 30, 1997 and January 31, 1997; (ii) Consolidated condensed statements of operations for the three month periods ended April 30, 1997 and 1996 and (iii) Consolidated condensed statements of cash flows for the three month periods ended April 30, 1997 and 1996.

          Results of Operations:

          Sales for the three-month period ended April 30, 1997 were $1,743,000 as compared to $1,706,000 for the comparable period of the prior year, reflecting an increase of $37,000 or 2.2%.
          Cost of sales as a percentage of sales remained relatively consistent for the three-month period ended April 30, 1997 at $1,240,000 (71% of sales) as compared to $1,194,000 (70% of sales)
          for the comparable period of the prior year.

          Selling, general and administrative expenses decreased from $549,000 (32% of sales) for the three-month period ended April 30, 1996 to $476,000 (27% of sales) for the three-month period ended April 30, 1997. The Company believes that this decrease is due to the monitoring of costs more effectively.

          For the three months ended April 30, 1996 the Company reflected a net loss of $15,332. For the three months ended April 30, 1997 the Company reflected net income of $17,947. This increase in earnings was primarily due to the increase in sales and reduced operating overhead as mentioned above.

          Liquidity and Capital Resources:

          At April 30, 1997, the Company's working capital was $688,000 compared to working capital of $556,000 at its year ended January 31, 1997. Cash amounted to $443,000 at April 30, 1997 compared to $594,000 at January 31, 1997.

          The Company is anticipating capital expenditures of approximately $200,000, during the next year, in order to expand the operations of Goodren, Athena and Flexible. Management believes that these expenditures can be funded from existing resources.

          The Company believes that its cash flows from operations will be sufficient to meet its financial requirements over the next twelve months.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
           (continued):

          Other:

          This report contains forward-looking statements and information that is based on management's beliefs and assumptions, as well as information currently available to management. When used in this document, the words "anticipate," "estimate," "expect," "intend" and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on the Company's operating results are fluctuations in the economy, the degree and nature of competition, the risk of delay in product development and release dates and acceptance of, and demand for, the Company's products.

                                   PART II
                   INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Company's Restated Certificate of Incorporation and Indemnification Agreements with its directors provide that the Company shall indemnify and advance expenses to its currently acting and its former directors, officers, employees or agents to the fullest extent permitted by the New York Corporation Law (the "NYCL"), whenever they are defendants or threatened to be made defendants in any legal or administrative proceeding by reason of their relationship with the Company. Section 722 of the NYCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had not reasonable cause to believe was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred ln connection with defense or settlement of such an action and then, where the person is adjudged to be liable to the Company, only if and to the extent that any court of proper jurisdiction or the court in which such action was brought determines that such person is fairly and reasonably entitled to such indemnity and then only for such amounts as the court shall deem proper.

      [The Company maintains an insurance policy under which directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers of the Company.?]

ITEM 25.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee. . . . . . .    $   152

Fees and expenses of the Company as Exercise Agent,
    including printing expenses. . . . . . . . . . . . . . . . .

Legal Fees . . . . . . . . . . . . . . . . . . . . . . . . . . .    $25,000

Accounting Fees and expenses . . . . . . . . . . . . . . . . . .

Miscellaneous. . . . . . . . . . . . . . . . . . . . . . . . . .

    Total. . . . . . . . . . . . . . . . . . . . . . . . . . . .    $40,000
                                                                    =======
_______________
* Estimated

ITEM 26.    RECENT SALES OF UNREGISTERED SECURITIES

      Not applicable.

ITEM 27.    EXHIBITS

EXHIBIT
NUMBER                           DESCRIPTION
-------                         -----------

3.1   Restated Certificate of Incorporation of the Company. (1)

3.2   Amended Bylaws of the Company. (2)

4.1   Form of Rights Exercise Agreement to Purchase Common Stock of the
      Company.*

5.1 Form of Opinion of Vedder, Price, Kaufman & Kammholz regarding the legality of the Underlying Shares.*

10.1  Credit Agreement among the Company and The Chase Manhattan Bank.*

10.2  EAC Industries, Inc. 1995 Stock Option.*

23.1  Consent of Lazar, Levine & Company L.L.P.*

23.2  Consent of Vedder, Price, Kaufman & Kammholz (included as part of
      Exhibit 5.1).*

24.1 Powers of Attorney pursuant to which amendments to the Registration Statement may be filed (included on signature page of the Registration Statement).*

99.1  Form of Transmittal Letter to Holders of Common Stock of the Company.*

99.2 Form of Transmittal Letter to Clients of Securities Dealers, Commercial Banks, Trust Companies and Other Nominees.*

_______________
*     Filed herewith.
(1) Incorporated by reference to Exhibit 3.1 to the Company's Form 10-K filed with the Commission on April 27, 1987 (Commission File
      No. 1-4338).
(2) Incorporated by reference to Exhibit 3.2 to the Company's Form 10-K filed with the Commission on April 27, 1987 (Commission File
      No. 1-4338).

ITEM 28.    UNDERTAKINGS

      The undersigned registrant hereby undertakes:

            1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

            2. The undersigned small business issuer will: (i) for determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective, and (ii) for determining any liability under the Securities Act, treat each post-effective amendment that contains a for of prospectus as a new registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                 SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Branford, State of Connecticut on August 1, 1997.

                                           EAC Industries, Inc.


                                           By:PETER B. FRITZSCHE
                                              ------------------------------
                                              Peter B. Fritzsche
                                              Chairman of the Board and
                                              Chief Executive Officer

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter B. Fritzsche, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming any and all such acts said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.

      In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates indicated:


            Signature                               Title                            Date
            ---------                               -----                            ----


       PETER B. FRITZSCHE            Chairman of the Board and President
 -------------------------------     (Principal Executive Financial and
       Peter B. Fritzsche                   Accounting Officer )                August 1, 1997


     E. DONALD MCKENZIE, JR.
_______________________________
     E. Donald McKenzie, Jr.                      Director                      August 1, 1997


       JOHN B. MILLET, JR.
-------------------------------
       John B. Millet, Jr.                        Director                      August 1, 1997


      P. BARTLEY FRITZSCHE
-------------------------------
      P. Bartley Fritzsche                        Director                      August 1, 1997


                                EXHIBIT INDEX
                                -------------


EXHIBIT
NUMBER                           DESCRIPTION
-------                         -----------
3.1   Restated Certificate of Incorporation of the Company. (1)

3.2   Amended Bylaws of the Company. (2)

4.1   Form of Rights Exercise Agreement to Purchase Common Stock of the
      Company.*

5.1 Form of Opinion of Vedder, Price, Kaufman & Kammholz regarding the legality of the Underlying Shares.*

10.1  Credit Agreement among the Company and The Chase Manhattan Bank.*

10.2  EAC Industries, Inc. 1995 Stock Option.*

23.1  Consent of Lazar, Levine & Company L.L.P.*

23.2  Consent of Vedder, Price, Kaufman & Kammholz (included as part of
      Exhibit 5.1).*

24.1 Powers of Attorney pursuant to which amendments to the Registration Statement may be filed (included on signature page of the Registration Statement).*

99.1  Form of Transmittal Letter to Holders of Common Stock of the Company.*

99.2 Form of Transmittal Letter to Clients of Securities Dealers, Commercial Banks, Trust Companies and Other Nominees.*

_______________
*     Filed herewith.
(1) Incorporated by reference to Exhibit 3.1 to the Company's Form 10-K filed with the Commission on April 27, 1987 (Commission File
      No. 1-4338).
(2) Incorporated by reference to Exhibit 3.2 to the Company's Form 10-K filed with the Commission on April 27, 1987 (Commission File
      No. 1-4338).